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MANAGEMENT INFORMATION CIRCULAR Table of Contents

Exhibit 99.1

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 13, 2010

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

March 23, 2010

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Æterna Zentaris Inc. (the "Corporation" or "Æterna Zentaris") will be held at Le Centre Sheraton Montreal Hotel, Salon Jarry & Joyce, 1201 René-Lévesque Blvd. West, Montreal, Quebec, Canada on Thursday, May 13, 2010, at 10:30 a.m. (Montreal time) for the following purposes:

1.
to receive the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2009, together with the auditors' report thereon;

2.
to elect directors;

3.
to appoint auditors and authorize the directors to determine their compensation;

4.
to consider and, if deemed advisable, adopting, with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management information circular) approving, ratifying and confirming the renewal of the Corporation's stock option plan and approving and authorizing, for a period of three years after the date of the meeting, all unallocated options issuable pursuant to the Corporation's stock option plan;

5.
to consider, and if deemed advisable, adopting, with or without variation, a special resolution (the full text of which is set out in the accompanying management information circular) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the accompanying management information circular;

6.
to consider and, if deemed advisable, adopting, with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management information circular) approving, ratifying and confirming the shareholder rights plan adopted by the Corporation's Board of Directors on March 23, 2010; and

7.
to transact such other business as may properly come before the meeting.

        The record date for the determination of shareholders of Æterna Zentaris entitled to receive notice of and to vote at the meeting is March 22, 2010.

        As shareholders of Æterna Zentaris, it is very important that you read this material carefully and vote your shares, either by proxy or in person at the meeting.

        The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the matters to be dealt with at the meeting.

By order of the Board of Directors,

Elliot Shapiro
Corporate Secretary
Montreal, Quebec, Canada, March 23, 2010

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, no later than at the close of business on the last business day preceding the date of the meeting or any adjournment or postponement thereof.

Æterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

SECTION 1 — INTRODUCTION

        This management information circular (the "Circular") is being furnished in connection with the solicitation of proxies by and on behalf of the management of Æterna Zentaris Inc. (the "Corporation" or "Æterna Zentaris") for use at the annual meeting of shareholders of the Corporation (the "Meeting") and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

        In addition to solicitation by mail, employees or agents of the Corporation may solicit proxies by telephone or by other means. The cost of any such solicitation will be borne entirely by the Corporation. The Corporation may also reimburse brokers and other persons holding the Corporation's common shares (the "Common Shares") in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial or non-registered owners and obtaining their proxies or voting instructions.

        Information contained in this Circular is given as of March 22, 2010 unless otherwise specifically stated. The Corporation's directors and executive officers are generally paid in their home country currency. All directors' and executive compensation information included in this Circular is presented in US dollars, unless otherwise indicated and, to the extent a director or officer has been paid in a currency other than US dollars (Canadian dollars or euros), the amounts have been converted from such person's home country currency to US dollars based on the following average exchange rates: for the financial year ended December 31, 2009: €1.000 = US$1.388 and CAN$1.000 = US$0.876; and for the financial year ended December 31, 2008: €1.000 = US$1.464 and CAN$1.000 = US$0.937.

SECTION 2 — INFORMATION CONCERNING VOTING AT THE MEETING

2.1  Your Vote is Important

        As a shareholder of the Corporation, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in person at the Meeting. These security holder materials are being sent to both registered and non-registered shareholders of the Corporation. If you are a non-registered shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials directly to registered shareholders and certain non-registered shareholders, the Corporation or its agent (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your proxy as specified in this Circular and in the form of proxy.

2.2  Voting

        You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy the authority to vote your Common Shares for you at the Meeting and at any adjournment or postponement thereof.

        You can choose from among three different ways to vote your Common Shares by proxy:

  1.
  by telephone;

  2.
  on the Internet; or

  3.
  by mail.

        The persons who are named on the form of proxy are directors or officers of the Corporation and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the Meeting to vote your Common Shares.

2.3  How to Vote — Registered Shareholders

        You are a registered shareholder if your name appears on your share certificate. If you are not sure whether you are a registered shareholder, please contact Computershare Trust Company of Canada ("Computershare") by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

  By Proxy

  By Telephone

        Voting by proxy using the telephone is only available to shareholders located in Canada and the United States. Call toll-free in Canada 1-866-732-VOTE (8683) and 1-312-588-4290 toll-free in the United States from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.

        You will need your 6-digit Control Number. You will find this number on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

        If you choose the telephone, you cannot appoint any person other than the directors or officers named on your form of proxy as your proxyholder.

        The cut-off time for voting by telephone is 5:00 p.m. (Eastern time) on May 12, 2010.

  On the Internet

        Go to the website www.computershare.com/proxy and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

        You will need your 6-digit Control Number. You will find this number on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

        If you return your proxy via the Internet, you can appoint a person other than the persons named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing in the space provided on the form of proxy. Complete your voting instructions, and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

        The cut-off time for voting over the Internet is 5:00 p.m. (Eastern time) on May 12, 2010.

  By Mail

        Complete your form of proxy and return it in the envelope provided to you or deliver it to one of Computershare's principal offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg for receipt before 5:00 p.m. (Eastern time) on May 12, 2010 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof. A list of addresses for the principal offices of Computershare is set forth on page 41 of this Circular.

        If you return your proxy by mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

        Please see the section titled "Completing the Form of Proxy" for more information.

  In Person at the Meeting

        You do not need to complete or return your form of proxy.

        You will receive an admission ticket at the Meeting upon registration at the registration desk.

2.4  How to Vote — Non-Registered Shareholders

        The information set forth in this section should be reviewed carefully by the non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

        Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

        Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

        Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholders and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

        All references to "shareholders" in this Circular are to registered shareholders unless specifically stated otherwise.

        You are a non-registered shareholder if your bank, trust company, securities broker or dealer or other financial institution or intermediary ("your nominee") holds your Common Shares for you. If you are not sure whether you are a non-registered shareholder, please contact Computershare by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

  By Proxy

        Your nominee is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a request for voting instructions in this package.

        In most cases, non-registered shareholders will receive a voting instruction form which allows you to provide your voting instructions on the Internet, by telephone or by mail. You will need your Control Number found on your voting instruction form, if you choose to vote on the Internet or by telephone. Alternatively, non-registered shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.

  In Person at the Meeting

        You can vote your Common Shares in person at the Meeting if you have instructed your nominee to appoint you as proxyholder.

        To do this, write your name in the space provided on the voting instruction form and otherwise follow the instructions of your nominee.

2.5  Completing the Form of Proxy

        You can choose to vote "FOR" or "WITHHOLD" with respect to the election of directors and the appointment of auditors and "FOR" or "AGAINST" with respect to all other matters to be voted upon. If you are a non-registered shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form that you should have received together with this Circular.

        When you sign the form of proxy without appointing an alternate proxyholder, you authorize Juergen Ernst or Juergen Engel, respectively the Executive Chairman of the Board of Directors and the President and Chief Executive Officer of the Corporation, to vote your Common Shares for you at the Meeting in accordance with your instructions.

        Management is not aware of any other matters that will be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

        You have the right to appoint someone other than the management proxy nominees to be your proxyholder. If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.

        If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares in favour of each item scheduled to come before the Meeting, including all amendments or variations thereto, and as he or she sees fit on any other matter that may properly come before the Meeting.

        A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the Meeting in respect of any matter, to vote by way of ballot at the Meeting and, except where a proxyholder has conflicting instructions from more than one shareholder, to vote at the Meeting in respect of any matter by way of show of hands.

        If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation, partnership, trust or other legal entity, an authorized officer or attorney must sign the form of proxy.

2.6  Changing your Vote

        In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing and deposited either at the Montreal office of the Corporation's registrar and transfer agent, Computershare, located at 1500 University Street, 7th Floor, Montreal, Quebec, Canada, H3A 3S8, or at the Corporation's registered office, located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.

SECTION 3 — VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS

3.1  Voting Shares and Quorum

        As of March 22, 2010, there were 63,089,954 Common Shares issued and outstanding. Shareholders of record on March 22, 2010 are entitled to receive notice of and vote at the Meeting. The list of shareholders entitled to vote at the Meeting will be available for inspection on and after March 22, 2010 during usual business hours at the Montreal office of the Corporation's registrar and transfer agent, Computershare, located at 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, as well as at the Meeting.

        A quorum is present at the Meeting if the holders of not less than 20% of the Common Shares are present in person or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting. If a quorum is present at the opening of the Meeting, the shareholders present or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present within thirty (30) minutes of the opening of the Meeting, the shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.

3.2  Principal Shareholders

        As of March 22, 2010, to the knowledge of the officers and directors of the Corporation based on shareholders' public filings, the only persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares are indicated in the table below:

Name of Shareholder	Common Shares	Total Percentage of Voting Rights
	(#)	(%)
Fonds de solidarité des travailleurs du Québec (F.T.Q.).	8,161,569	12.94
SGF Santé Inc.	8,810,878	13.97

SECTION 4 — PRESENTATION OF THE FINANCIAL STATEMENTS

        The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2009 and the auditors' report thereon will be submitted at the Meeting.

SECTION 5 — ELECTION OF DIRECTORS

        The Corporation's Articles provide that the Board of Directors (the "Board") of the Corporation shall be composed of a minimum of five and a maximum of 15 directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the last annual meeting of shareholders. Management of the Corporation proposes the seven persons named in the table appearing on page 6 of the Circular (and in the form of proxy or voting instruction form enclosed together with this Circular) as candidates for election as directors. Each elected director will remain in office until termination of the next annual meeting of the shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by Management of the Corporation is currently a director of the Corporation.

        Under the terms of contractual agreements among the Corporation, SGF Santé Inc. and Dr. Éric Dupont concerning, among other matters, the election of directors, provided that SGF Santé Inc. holds at least 5% of the Corporation's issued and outstanding voting shares, (a) the Corporation will propose for election as a director of the Corporation, at each annual meeting of the shareholders (i) one candidate designated by SGF Santé Inc., provided that the candidate receives a favourable recommendation from the Corporate Governance, Nominating and Human Resources Committee (the "Governance Committee"), and (ii) one candidate jointly designated by SGF Santé Inc. and Dr. Éric Dupont, (b) the Corporation will solicit proxies from its shareholders for the election of such candidates as directors of the Corporation, and (c) Dr. Éric Dupont will exercise the voting rights attached to his Common Shares, on any resolution relating to the election of directors to be submitted to the beneficial holders of any participating shares of the Corporation, in favour of the election of the candidates so designated. In this respect and in accordance with the agreements mentioned above, Messrs. José P. Dorais and Juergen Ernst are the candidates currently designated by SGF Santé Inc. and jointly designated by SGF Santé Inc. and Dr. Éric Dupont, respectively, and are named in the table appearing on page 6. Similarly, under the terms of an agreement among the Corporation, SGF Santé Inc. and Fonds de solidarité des travailleurs du Québec (F.T.Q.). ("F.T.Q.") concerning the election of directors, provided that SGF Santé Inc. and F.T.Q. together hold at least 5% of the Corporation's issued and outstanding voting shares, (a) the Corporation will propose for election as a director of the Corporation, at each annual meeting of the shareholders, one candidate jointly designated by SGF Santé Inc. and F.T.Q., provided that the candidate receives a favourable recommendation from the Governance Committee and (b) the Corporation will solicit proxies from its shareholders for the election of such candidate as a director of the Corporation. In this respect and in accordance with the agreement mentioned above, Mr. Pierre Lapalme is the candidate currently jointly designated by SGF Santé Inc. and F.T.Q. and is named in the table appearing below.

        Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the seven nominees whose names are set out in the table immediately following this paragraph. Management of the Corporation does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

Name and Place of Residence	Principal Occupation	Director since	Number of Common Shares Held(1)
Aubut, Marcel Quebec, Canada	Managing Partner Heenan Blaikie Aubut LLP (law firm)	1996	112,500
Dorais, José P.(2) Quebec, Canada	Partner Miller Thomson Pouliot LLP (law firm)	2006	—
Engel, Juergen Alzenau, Germany	President and Chief Executive Officer, Æterna Zentaris Inc.	2003	79,779
Ernst, Juergen, MBA(2) Brussels, Belgium	Executive Chairman of the Board Æterna Zentaris Inc. Corporate Director Former General Manager Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group)	2005	58,850
Lapalme, Pierre(3) Quebec, Canada	Corporate Director	2009	—
Limoges, Gérard, FCA(4) Quebec, Canada	Corporate Director Former Deputy Chairman of Ernst & Young LLP Canada (accounting firm)	2004	9,000
MacDonald, Pierre(2)(4) Quebec, Canada	President and CEO MacD Consult Inc. (management consulting firm)	2000	26,500

(1)
The Corporation does not have any direct information concerning the number of Common Shares beneficially owned by the above-mentioned persons or concerning Common Shares of the Corporation over which such persons exercise control or direction. This information was provided to the Corporation by the nominees individually.

(2)
Member of the Governance Committee.

(3)
Pierre Lapalme was appointed to the Board on December 8, 2009.

(4)
Member of the Audit Committee.

        Mr. Pierre Lapalme is the only candidate for election as director who was not elected as director at the Corporation's 2009 annual meeting of shareholders and his biographical information is set forth below.

        Pierre Lapalme has over the course of his career held numerous senior management positions in various global life sciences companies. He was formerly Senior Vice-President, Sales and Marketing for Ciba-Geigy (which subsequently became Novartis) and former Chief Executive Officer and Chairman of the Board of Rhone-Poulenc Pharmaceuticals Inc. in Canada and in North America, as well as Executive Vice-President and Chief Executive Officer of Rhone-Poulenc-Rorer Inc. North America (now sanofi-aventis), where he supervised the development, manufacturing and sales of prescription products in North and Central America. Mr. Lapalme served on the Board of the National Pharmaceutical Council USA and was a Board member of the Pharmaceutical Manufacturers Association of Canada, where he played a leading role in reinstituting patent protection for pharmaceuticals. Until recently, he was Chairman of the Board of Sciele Pharma Inc. which was acquired by Shionogi and Co. Ltd. Mr. Lapalme is currently Chairman of the Board of BioMarin Pharmaceutical Inc., Chairman of the Board of Pediapharm Inc., a director of Algorithme Pharma Inc. and a director of Confab Inc. He studied at the University of Western Ontario and at INSEAD, France.

        To the knowledge of the directors and officers of the Corporation, no proposed director of the Corporation, except for Messrs Marcel Aubut, Pierre Lapalme, Gérard Limoges and Pierre MacDonald:

  a)
  is, as at the date of this Circular or has been, within the ten years before the date of this Circular, a director or executive officer of any company, that, while that person was acting in that capacity:

  i)
  was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  ii)
  was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  iii)
  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

  b)
  has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

        Mr. Marcel Aubut served as a director of Albums DF Ltée from September 5, 1997 to September 16, 2003. This company became bankrupt on December 6, 2003.

        Mr. Pierre Lapalme served as a director of Bioxel Pharma Inc. from October 2003 to January 2009. In December 2008, Bioxel Pharma filed a petition seeking protection under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and, following the court-approved sale of its assets under the CCAA in March 2009, the company made a voluntary assignment under the Bankruptcy and Insolvency Act (Canada) in April 2009.

        Mr. Gérard Limoges has served since 1999 as a director of Supratek Pharma Inc., a company that received Court protection under the CCAA in January 2009 and made a proposal that was accepted and homologated by the Court on October 30, 2009.

        Mr. Pierre MacDonald served as a director of Slater Steel Inc. ("SSI"), a manufacturer of specialty steel products, from February 1998 to August 2004. SSI and its subsidiaries filed for creditor protection under the CCAA and under Chapter 11 of the US Bankruptcy Code on June 2, 2003, and they have since conducted an orderly wind-down. In addition, while Mr. MacDonald served as director of SSI, certain of the Canadian securities regulatory authorities imposed management cease trade orders against the directors and officers of SSI in connection with the late filing of financial statements and management's discussion and analysis.

SECTION 6 — DISCLOSURE OF COMPENSATION

6.1  Remuneration of Directors

        The compensation paid to the Corporation's directors is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Corporation's directors with those of its shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director. This compensation is recommended to the Board by the Governance Committee. During the most recently completed financial year, the Governance Committee was composed of four (4) directors, each of whom is independent, namely Messrs. Pierre MacDonald, José P. Dorais, Juergen Ernst and Pierre Laurin. One of the members of the Committee, namely Juergen Ernst, is the Executive Chairman of the Board. In addition, Mr. Laurin is not standing for re-election to the Board in 2010.

        The Board has adopted a formal mandate for the Governance Committee, which is appended to this Circular as Schedule D and is also available on the Corporation's website at www.aezsinc.com. The mandate of the Governance Committee provides that it is responsible for (i) assisting the Board in developing the Corporation's approach to corporate governance issues, (ii) proposing new Board nominees, (iii) assessing the effectiveness of the Board and its committees, their respective chairs and individual directors and (iv) making recommendations to the Board with respect to directors' compensation.

        In light of prevailing economic and market conditions, as well as the cost-saving measures implemented by the Corporation, the Governance Committee recommended and the Board approved two sets of reductions to directors' and committee members' retainers and attendance fees, such reductions having taken effect as of July 1, 2009 and January 1, 2010, respectively.

        The Corporation did not employ the services of any external compensation consultant in or with respect to the financial year ended December 31, 2009.

6.1.1  Annual Retainers and Attendance Fees

        Annual retainers and attendance fees are paid on a quarterly basis to the members of the Board who are not employees of the Corporation or its subsidiaries ("Outside Directors") on the following basis:

Type of Compensation	Annualized Compensation between Jan. 1 and June 30, 2009 (in units of home country currency)	Annualized Compensation between July 1 and Dec. 31, 2009 (in units of home country currency)	Average Annualized Total Compensation in 2009 (in units of home country currency)	Annual Compensation as of Jan. 1, 2010 (in units of home country currency)

Executive Chairman's Retainer	75,000	60,000	67,500	45,000

Vice Chairman's Retainer	25,000	20,000	22,500	15,000

Board Retainer	25,000	20,000	22,500	15,000

Board Meeting Attendance Fees	2,000 per meeting	1,500 per meeting	1,750 per meeting	1,000 per meeting

Audit Committee Chair Retainer	20,000	15,000	17,500	15,000

Audit Committee Member Retainer	5,000	4,000	4,500	4,000

Audit Committee Meeting Attendance Fees	2,000 per meeting	1,500 per meeting	1,750 per meeting	1,000 per meeting

Governance Committee Chair Retainer	15,000	12,000	13,500	12,000

Governance Committee Member Retainer	2,500	2,000	2,250	2,000

Governance Committee Meeting Attendance Fees	2,000 per meeting	1,500 per meeting	1,750 per meeting	1,000 per meeting

        All amounts in the above table are paid to Board and committee members in their home country currency.

        The President and Chief Executive Officer is the only member of the Board who is not an Outside Director. Therefore, he is not compensated in his capacity as a director. The Executive Chairman is an Outside Director and is compensated as such. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

        The number of Board and committee meetings held during the year ended December 31, 2009 and the attendance records of Board and committee members are presented in Schedule A to this Circular.

6.1.2    Outstanding Option-Based Awards and Share-Based Awards

        The following table shows all awards outstanding to each Outside Director up to the end of the financial year ending December 31, 2009:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm-dd- yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (CAN$)	Option Expiration Date (mm-dd- yyyy)	Value of Unexercised In-the-money Options(2) (CAN$)	Issuance Date (mm-dd- yyyy)	Number of Shares or Units of Shares that have Not Vested (#)	Market or Payout Value of Share-based Awards that have Not Vested ($)

Aubut, Marcel	12-04-2001	5,000	6.18	12-31-2011	—	—	—	—

	12-16-2002	15,000	3.68	12-15-2012	—	—	—	—

	12-11-2003	30,000	1.74	12-10-2013	—	—	—	—

	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—

	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—

	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

Byorum, Martha	12-04-2001	5,000	6.18	12-31-2011	—	—	—	—

	12-16-2002	15,000	3.68	12-15-2012	—	—	—	—

	12-11-2003	30,000	1.74	12-10-2013	—	—	—	—

	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—

	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—

	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

Dorais, José P.	—	—	—	—	—	—	—	—

Ernst, Juergen	02-25-2005	15,000	5.09	02-24-2015	—	—	—	—

	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	11-14-2008	100,000	0.65	11-13-2018	20,000	—	—	—

	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—

	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

Lapalme, Pierre	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

Laurin, Pierre	12-04-2001	5,000	6.18	12-31-2011	—	—	—	—

	12-16-2002	24,000	3.68	12-15-2012	—	—	—	—

	12-11-2003	30,000	1.74	12-10-2013	—	—	—	—

	03-29-2004	3,000	6.26	03-28-2014	—	—	—	—

	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—

	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—

	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

Limoges, Gérard	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—

	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—

	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm-dd- yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (CAN$)	Option Expiration Date (mm-dd- yyyy)	Value of Unexercised In-the-money Options(2) (CAN$)	Issuance Date (mm-dd- yyyy)	Number of Shares or Units of Shares that have Not Vested (#)	Market or Payout Value of Share-based Awards that have Not Vested ($)

MacDonald, Pierre	12-04-2001	5,000	6.18	12-31-2011	—	—	—	—

	12-16-2002	24,000	3.68	12-15-2012	—	—	—	—

	12-11-2003	30,000	1.74	12-10-2013	—	—	—	—

	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—

	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—

	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

Martin, Gerald J.	01-25-2006	15,000	5.04	12-12-2015	—	—	—	—

	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	12-08-2008	15,000	0.55	12-08-2018	4,500	—	—	—

	12-09-2009	20,000	0.95	12-08-2019	—	—	—	—

(1)
The number of securities underlying unexercised options represent all awards outstanding as at December 31, 2009.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on the last trading day of the fiscal year (December 31, 2009) of CAN$0.85 and the exercise price of the options, multiplied by the number of unexercised options.

        See "Summary of the Stock Option Plan" below for more details on the Stock Option Plan (as defined below).

6.1.3    Total Compensation of Outside Directors

        The table below summarizes the total compensation earned by the Outside Directors during the financial year ended December 31, 2009 (all amounts are in US dollars):

	Fees earned ($)
	Retainer(1)	Attendance(1)	Share-based Awards	Option-based Awards(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(3)		Total
Name			($)	($)	($)	($)	($)		($)

Aubut, Marcel	19,710	11,169	—	9,636	—	—	—		40,515

Byorum, Martha	27,000	17,500	—	9,636	—	—	1,500		55,636

Dorais, José P.	21,681	17,739	—	—	—	—	—		39,420

Ernst, Juergen	128,043	31,924	—	9,636	—	—	27,760	(4)	197,363

Lapalme, Pierre(5)	—	1,314	—	9,636	—	—	—		10,950

Laurin, Pierre	21,681	18,615	—	9,636	—	—	—		49,932

Limoges, Gérard	35,040	20,586	—	9,636	—	—	3,942		69,204

MacDonald, Pierre	55,188	21,681	—	9,636	—	—	2,628		89,133

Martin, Gerald J.	22,500	14,750	—	9,636	—	—	—		46,886

(1)
These amounts represent the portion paid in cash to the Outside Directors and are paid in each director's home country currency.

(2)
The value of option-based awards represents the closing price of the Common Shares on the TSX at the date of grant (CAN$0.95, equivalent to US$0.83) for options granted on December 9, 2009 multiplied by the Black-Scholes factor as at such date (57.895% for options granted on December 9, 2009) and the number of stock options granted in 2009.

(3)
These amounts represent fees paid in cash for special tasks or overseas travelling and are also paid in each director's home country currency.

(4)
Excludes a bonus of €125,000 paid to Mr. Ernst in 2009 in his prior capacity as Interim President and CEO in connection with the entering into of the commercial agreement for cetrorelix with sanofi-aventis in March 2009.

(5)
Pierre Lapalme was appointed to the Board on December 8, 2009.

        During the financial year ended December 31, 2009, the Corporation paid an aggregate amount of $521,951 to all of its Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of option-based awards granted in 2009. Outside Directors are paid in their home country currency and are reimbursed for travel and other out-of-pocket expenses incurred while attending Board or committee meetings.

6.2    Compensation of Executive Officers

6.2.1    Determining Compensation

6.2.1.1    Governance Committee

        Compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the Governance Committee. The Board believes that the members of the Governance Committee collectively have the knowledge, experience and background required to fulfill such committee's mandate.

        Among other matters, the mandate of the Governance Committee provides that it is responsible for taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures are in place so that the Corporation can attract, motivate and retain the quality of personnel required to meet its business objectives.

        The Governance Committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning matters.

        Thus, the Committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation's senior officers, including recommending their compensation. The Board, which includes the members of the Governance Committee, reviews the Chief Executive Officer's corporate goals and objectives and evaluates his performance and compensation in light of such goals and objectives.

        Due to prevailing economic and market conditions and in light of the cost-saving measures implemented by the Corporation, the Governance Committee did not employ the services of any external compensation consultant with respect to the financial year ended December 31, 2009.

        While the Governance Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendations of the Governance Committee and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.

6.3    Compensation Discussion & Analysis

6.3.1    Compensation Philosophy and Objectives

        The Corporation's executive compensation program is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives' interests with those of the Corporation's shareholders by:

  •
  providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives employed by a group of comparable North American companies;

  •
  providing executives with an equity-based incentive plan, namely a stock option plan;

  •
  aligning employee compensation with company corporate objectives; and

  •
  attracting and retaining highly qualified individuals in key positions.

6.3.2    Benchmarking

        In order to attain the Corporation's objectives of providing market competitive compensation opportunities, the Corporation's executive compensation plan, based on a study provided by AON (and updated annually), is benchmarked against market compensation data gathered from organizations of comparable size and other companies that the Corporation competes with for executive talent (the "Reference Group"). An overview of the characteristics of the Reference Group is provided in the following table:

(In millions of US$)

	Æterna Zentaris		Survey Reference Group

Location	North America and Europe		North America

Industries	Biopharmaceutical		Biopharmaceutical

Revenues Last fiscal year	38.48	(1)	37.6	(2)

Market Capitalization As at October 30, 2009	64.35		148.69

Net Loss Last fiscal year	59.82	(1)	53.13	(2)

(1)
For the year ended December 31, 2008.

(2)
The Reference Group for the financial year ended December 31, 2009 was selected in October 2009 and these data are based on their most recently completed fiscal year at such time.

        The Reference Group used in respect of the financial year ended December 31, 2009 was composed of the following companies: Acadia Pharmaceuticals Inc.; Acorda Therapeutics Inc.; Array Biopharma Inc.; Caraco Pharmaceutical Labs; BioSanté Pharmaceuticals, Inc.; Cell Therapeutics Inc.; Enzon Pharmaceuticals Inc.; Genomic Health Inc.; Ista Pharmaceuticals Inc.; Ligand Pharmaceuticals; MDRNA, Inc.; Neurocrine Biosciences Inc.; Nps Pharmaceuticals Inc.; Salix Pharmaceuticals Ltd; Savient Pharmaceuticals Inc.; and Xoma Ltd.

6.3.3    Positioning

        The Corporation's compensation policy is for executive compensation to be generally aligned with the 50th percentile of the Reference Group. The Governance Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive officer. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Governance Committee. The total cash target payment for the Corporation's executive officers generally falls within the market 50th percentile competitive range.

6.3.4    Compensation Elements

        An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Corporation's success and to ensure competitive compensation, in order that the Corporation may benefit from the expertise required to pursue its objectives.

        The Corporation's executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize company and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.

        The Corporation's current executive compensation program is comprised of the following four basic components:

(i)
base salary;

(ii)
non-equity incentives — consisting of a cash bonus linked to both individual and corporate performance;

(iii)
long-term compensation — consisting of the Corporation's stock option plan established for the benefit of its directors, executive officers and employees (the "Stock Option Plan"); and

(iv)
other elements of compensation — consisting of benefits, perquisites and retirement benefits.

6.3.5    Base Salary

        Salaries of the Corporation's executive officers are based on a comparison with competitive benchmark positions. The starting point to determine executive base salaries is the median of executive salaries in the Reference Group. In determining individual base salaries, the Governance Committee takes into consideration individual circumstances that may include the scope of an executive's position, the executive's relevant competencies or experience and retention risk. The Governance Committee also takes into consideration the fulfillment of the corporate objectives of the Corporation as well as the individual performance of the executive.

6.3.6    Short-Term Non-Equity Incentive Compensation

        The short-term non-equity incentive compensation plan sets out the allocation of incentive awards based on the financial results and the advancement of the Corporation's product development and strategic objectives. These objectives are set at the beginning of each financial year as part of the annual review of corporate strategies.

        In the case of executive officers, a program is designed to maximize both corporate and individual performance by establishing specific operational and corporate goals and to provide financial incentives to executive officers based on their level of attainment of these goals. The granting of cash incentives requires the approval of both the Governance Committee and the Board and is based upon an assessment of each individual's performance, as well as the performance of the Corporation.

        For the financial year ended December 31, 2009, the Governance Committee recommended, and the Board approved, in light of prevailing economic and market conditions, as well as the cost-saving measures implemented by the Corporation, that no cash bonuses be paid in respect of the 2009 year, and that there be no increase in 2010 from the 2009 annual base salaries and potential bonus amounts for all executive officers. Instead, in partial replacement of their 2009 annual cash bonuses, the Governance Committee approved the granting of additional stock options to executives according to the following formula: $1 (CDN or US) or €1 = 1 stock option, as adjusted based on each senior executive's individual performance. Stock options granted in December 2009 to the Corporation's senior executives were granted with an accelerated vesting schedule (18 months instead of three years, with the first one-third of the options vesting six months after the date of grant), in order to allow these grants to serve their purpose as partial compensation for the non-payment of cash bonuses. See "Summary of the Stock Option Plan" below for more details on the Stock Option Plan.

        The stock options granted to our executive officers represented 95% of the target payout established by the Governance Committee.

6.3.7    Long-Term Equity Compensation Plan of Executive Officers

        The long-term component of the compensation of the Corporation's executive officers is based exclusively on the Stock Option Plan, which permits the award of a number of options that varies in accordance with the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Corporation, stock options generally vest over a period of three years, however, as mentioned in Section 6.3.6 above, the vesting schedule for the options granted to senior executives in December 2009 was accelerated from three years to 18 months. Stock options are usually granted to executive officers in December of each year.

Summary of the Stock Option Plan

        We established the Stock Option Plan in order to attract and retain directors, executive officers and employees, who will be motivated to work towards ensuring the success of the Corporation. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which the Corporation's securities are then traded and with all relevant securities legislation.

        Individuals eligible to participate under the Stock Option Plan will be determined by either the Board or the Governance Committee.

        Options granted under the Stock Option Plan may be exercised at any time within a maximum period of ten years following the date of their grant (the "Outside Expiry Date"). The Board or the Governance Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the TSX and the NASDAQ Stock Market (the "NASDAQ") on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan generally vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the Governance Committee, as the case may be.

        Unless the Board or the Governance Committee decides otherwise, option holders cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event an option holder who is an officer or employee resigns or voluntarily leaves his or her employment with the Corporation or one of its subsidiaries or the employment with the Corporation or one of its subsidiaries is terminated with cause and, in the case of an optionee who is a non-employee director of the Corporation or one of its subsidiaries, the date on which such optionee ceases to be a member of the relevant board of directors; (ii) six months following the date on which employment is terminated as a result of the death of an option holder who is an officer or employee and, in the case of an optionee who is a non-employee director of the Corporation or one of its subsidiaries, six months following the date on which such optionee ceases to be a member of the relevant board of directors by reason of death; (iii) 30 days following the date on which an option holder's employment with the Corporation or any of its subsidiaries is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the option holder; and (iv) where the option holder is a service supplier, 30 days following the date on which such option holder ceases to act as such, for any cause or reason (each, an "Early Expiry Date").

        The Stock Option Plan also provides that, if the expiry date of an option(s) (whether an Early Expiry Date or an Outside Expiry Date) occurs during a "blackout period" or within the seven business days immediately after a blackout period imposed by the Corporation, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, "blackout period" means the period during which trading in the Corporation's securities is restricted in accordance with its corporate policies.

        Option holders may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.

        In the event that, at any time, an offer to purchase is made to holders of all Common Shares, notice of such offer shall be given by the Corporation to each optionee and all unexercised options will become exercisable immediately at their respective exercise prices, but only to the extent necessary to enable optionees to tender their Common Shares in response to such offer.

        The Stock Option Plan currently provides that the following amendments may be made to the Stock Option Plan upon approval of each of the Board and the Corporation's shareholders as well as receipt of all required regulatory approvals:

  •
  any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a "disinterested vote" at a duly convened shareholders' meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

  •
  any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

  •
  any amendment which would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

  •
  the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

  •
  the addition of a deferred or restricted share unit component or any other provision which results in employees receiving securities while no cash consideration is received by the Corporation;

  •
  with respect to any option holder whether or not such option holder is an "insider" and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

  •
  any reduction in the exercise price of any option after the option has been granted, or

  •
  any cancellation of an option and the re-grant of that option under different terms;

  •
  any extension to the term of an option beyond its Outside Expiry Date to an option holder who is an "insider" (except for extensions made in the context of a "blackout period");

  •
  any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

  •
  the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees; and

  •
  any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

        The Stock Option Plan further currently provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

  •
  amendments of a "housekeeping" or clerical nature or to clarify the provisions of the Stock Option Plan;

  •
  amendments regarding any vesting period of an option;

  •
  amendments regarding the extension of an option beyond an Early Expiry Date in respect of any option holder, or the extension of an option beyond the Outside Expiry Date in respect of any option holder who is a "non-insider" of the Corporation;

  •
  adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to the Corporation's shareholders on a pro rata basis provided such distribution is approved by the Corporation's shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

  •
  discontinuing or terminating the Stock Option Plan; and

  •
  any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

        The maximum number of Common Shares issuable under the Stock Option Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, which, as at March 22, 2010, represented 7,192,255 Common Shares. There are currently 6,213,922 options outstanding under the Stock Option Plan representing 9.8% of all issued and outstanding Common Shares. See also Section 9, "Renewal of the Corporation's Stock Option Plan".

        Under the Stock Option Plan, (i) the number of securities issued to insiders, at any time, or issuable within any one-year period, under all of the Corporation's security-based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding securities and (ii) no single option holder may hold options to purchase, from time to time, more than 5% of the Corporation's issued and outstanding Common Shares.

Outstanding Option-Based Awards and Share-Based Awards

        The following table shows all awards outstanding to each of the Corporation's President and Chief Executive Officer, the Chief Financial Officer and the three (3) other most highly compensated executive officers of the Corporation during the most recently completed financial year (collectively, the "Named Executive Officers") as of December 31, 2009:

	Option-based Awards						Share-based Awards
Name	Issuance Date (mm-dd-yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (CAN$)		Option Expiration Date (mm-dd-yyyy)	Value of Unexercised In-the-money Options(2) (CAN$)	Issuance Date	Number of Shares or Units of shares that have Not Vested (#)	Market or Payout Value of Share-based Awards that have Not Vested ($)

Engel, Juergen	02-20-2003	60,000	2.43		12-31-2012	—	—	—	—

	12-11-2003	60,000	1.74		12-10-2013	—	—	—	—

	12-14-2004	100,000	5.83		12-13-2014	—	—	—	—

	12-13-2005	50,000	3.53		12-12-2015	—	—	—	—

	01-04-2007	50,000	4.65		01-03-2017	—	—	—	—

	12-11-2007	50,000	1.82		12-10-2017	—	—	—	—

	11-14-2008	200,000	0.65		11-13-2018	40,000	—	—	—

	12-08-2008	75,000	0.55		12-08-2018	22,500	—	—	—

	12-09-2009	165,000	0.95		12-08-2010	—	—	—	—

Turpin, Dennis	12-04-2001	30,000	6.18		12-04-2011	—	—	—	—

	11-01-2002	90,000	3.94		10-31-2012	—	—	—	—

	12-16-2002	50,000	3.68		12-15-2012	—	—	—	—

	12-11-2003	60,000	1.74		12-10-2013	—	—	—	—

	12-14-2004	90,000	5.83		12-13-2014	—	—	—	—

	12-13-2005	50,000	3.53		12-12-2015	—	—	—	—

	01-04-2007	50,000	4.65		01-03-2017	—	—	—	—

	12-11-2007	50,000	1.82		12-10-2017	—	—	—	—

	12-09-2009	115,000	0.95		12-08-2010	—	—	—	—

Blake, Paul	07-27-2007	45,000	3.05	(3)	07-26-2017	—	—	—	—

	12-11-2007	50,000	1.82	(3)	12-10-2017	—	—	—	—

	12-08-2008	50,000	0.55		12-08-2018	15,000	—	—	—

	12-09-2009	110,000	0.95		12-08-2010	—	—	—	—

Seeber, Matthias	02-20-2003	15,000	2.43		12-31-2012	—	—	—	—

	12-11-2003	45,000	1.74		12-10-2013	—	—	—	—

	12-14-2004	50,000	5.83		12-13-2014	—	—	—	—

	12-13-2005	40,000	3.53		12-12-2015	—	—	—	—

	01-04-2007	30,000	4.65		01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82		12-10-2017	—	—	—	—

	12-08-2008	30,000	0.55		12-08-2018	9,000	—	—	—

	12-09-2009	115,000	0.95		12-08-2010	—	—	—	—

Pelliccione, Nicholas J.	05-07-2007	25,000	3.96	(3)	05-06-2017	—	—	—	—

	12-11-2007	50,000	1.82	(3)	12-10-2017	—	—	—	—

	12-08-2008	20,000	0.55		12-08-2018	6,000	—	—	—

	12-09-2009	60,000	0.95		12-08-2010	—	—	—	—

(1)
The number of securities underlying unexercised options represents all awards outstanding at December 31, 2009.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day of the year (December 31, 2009) of CAN$0.85 and the exercise price of the options, multiplied by the number of unexercised options.

(3)
These amounts are expressed in US dollars.

6.4  Incentive Plan Awards — Value Vested or Earned During the Year

        The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2009.

Name	Option-based awards — Value vested during the year(1) (CAN$)	Share-based awards — Value vested during the year (CAN$)	Non-equity incentive plan compensation — Value earned during the year (CAN$)

Engel, Juergen	40,000	—	—

Turpin, Dennis	—	—	—

Blake, Paul	6,667	—	—

Seeber, Matthias	4,000	—	—

Pelliccione, Nicholas J.	2,667	—	—

(1)
The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the TSX and the exercise price on such vesting date.

6.5  Other Forms of Compensation

6.5.1    Benefits and Perquisites

        The Corporation's executive employee benefits program also includes life, medical, dental and disability insurance. Perquisites consist of a car allowance and human resources counselling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry.

6.5.2    Pension Plan

        One of the Corporation's Named Executive Officers, namely Dr. Juergen Engel, the President and Chief Executive Officer, participates in a non-contributory defined benefit pension plan. Benefits payable under this plan correspond to 40% of the executive officer's average salary of the last twelve months during the first five working years after initial participation in this plan and increase by 0.4% for each additional year of employment.

        The normal retirement age is 65 years, but early retirement in accordance with Germany's social pension insurance is possible without reduction (or "clawback") of the benefit. The following table shows total annual pension benefits payable to Dr. Engel pursuant to this plan. Upon the death of a participant, the surviving spouse and/or children of the participant will be entitled to a benefit equal to 60% of the benefits to which such participant was entitled. All benefits payable under this plan are in addition to German governmental social security benefits. Only base salary is taken into consideration in calculating pension benefits.

        As at December 31, 2009, Dr. Engel had 33 years and 4 months of credited service in the aforementioned non-contributory defined benefit pension plan.

Defined Benefit Plans Table

	Number of years credited service (#)	Annual benefits payable
				Accrued obligation at start of year ($)(1)	Compensatory change ($)(1)	Non- compensatory change ($)(1)	Accrued obligation at year end ($)(1)
Name		At year end ($)(1)	At age 65 ($)(1)

Engel, Juergen	33.33	218,217	218,501	2,998,772	431,110	113,769	3,543,651

(1)
By way of exception to other currency conversions in this Circular, all amounts in the above table have been converted from euros to US$ based on the exchange rate on December 31, 2009, which was €1.000 = US$1.4272.

6.5.3    Employer Contribution to Employees' Retirement Plan

        In 2008, the Board approved a plan whereby the Corporation would contribute to its employees' retirement plans both in Canada (RRSP) and the United States (401(k)) to the extent of 50% of the employee's contribution up to a maximum of $7,750 annually for employees under 50 years old and $10,250 for those over 50 years old. This plan was implemented in 2008. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees' pension funds (DUPK/RUK). The Corporation's executive officers, including the Named Executive Officers, are eligible to participate in the aforementioned employer-contribution plans to the same extent and in the same manner as all other employees of the Corporation.

6.5.4    Summary Compensation Table

        The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during the financial years ended December 31, 2009 and 2008.

        For compensation related to previous years, please refer to the Corporation's management information circulars filed with the Canadian securities regulatory authorities and available at www.sedar.com and furnished to the U.S. Securities and Exchange Commission and available at www.sec.gov.

SUMMARY COMPENSATION TABLE

						Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)		Share based awards ($)	Option based awards(1) ($)	Annual incentive plan ($)		Long-term incentive plans ($)	Pension value ($)	All other compensation(2) ($)		Total compensation ($)

Engel, Juergen	2009	458,040		—	79,497	—		—	431,110	3,209	(3)	971,856
President and CEO	2008	405,925	(4)	—	67,777	248,093	(5)(6)	—	473,277	3,366	(3)	1,198,438

Turpin, Dennis	2009	284,700		—	55,407	—		—	—	—		340,107
Senior Vice President and CFO	2008	317,352		—	—	30,000	(6)	—	—	95,780	(7)	443,132

Blake, Paul	2009	366,000		—	52,998	—		—	—	10,250	(7)	429,248
Senior Vice President and Chief Medical Officer	2008	355,250		—	10,788	135,000	(6)	—	—	10,250	(8)	511,288

Seeber, Matthias	2009	306,748		—	55,407	—		—	—	54,300	(3)	416,455
Senior Vice President, Administration and Legal Affairs	2008	307,372		—	6,473	120,755	(5)	—	—	61,881	(3)	496,481

Pelliccione,	2009	317,300		—	28,908	—		—	—	8,250	(7)	354,458
Nicholas J.	2008	317,300		—	4,315	70,000	(6)	—	—	10,250	(8)	401,865
Senior Vice President Regulatory Affairs and Quality Assurance

(1)
The value of the option-based awards represents the closing price of the Common Shares on the TSX at the date of grant (CAN$0.95 equivalent to US$0.83) for options granted on December 9, 2009 multiplied by the Black-Scholes factor as at such date (57.895% for options granted on December 9, 2009) and the number of stock options granted in 2009.

(2)
"All Other Compensation" represents perquisites and other personal benefits which, in the aggregate, amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer's total salary for the financial year ended December 31, 2009. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer, if applicable.

(3)
Represents DUPK/RUK (Germany) employer contributions to Dr. Engel's and Mr. Seeber's retirement savings plans. Although the Corporation does not generally view employer contributions to employees' and executives' retirement savings plans as perquisites or benefits since such contributions are available to all employees, it has decided to voluntarily disclose the amounts of such employer contributions to the Named Executive Officers in the above table in order to provide fulsome disclosure.

(4)
Represents Dr. Engel's annual base salary as Executive Vice President and Chief Scientific Officer that was paid to him up until September 1, 2008 plus an adjusted annual base salary following his appointment as President and CEO between September 1 and December 31, 2008.

(5)
Includes special bonuses paid to Dr. Engel and Mr. Seeber in connection with the negotiation, management and successful completion of two important transactions in 2008, namely the monetization of Cetrotide® and the sale of all rights related to Impavido®.

(6)
Includes a one-time cash payment of $10,000 that was awarded in March 2008 to the Named Executive Officers with the exception of Mr. Seeber. This award, to have been used solely to purchase the Corporation's Common Shares on the NASDAQ, was granted by the Board in order to encourage share ownership of the Corporation's Common Shares by senior management.

(7)
Represents $91,765 of relocation costs and $4,015 in employer's contribution to Mr. Turpin's 401(k) retirement savings plan. Although the Corporation does not generally view employer contributions to employees' and executives retirement savings plans as perquisites or benefits since such contributions are available to all employees, it has decided to voluntarily disclose the amounts of such employer contributions to the Named Executive Officers in the above table in order to provide fulsome disclosure.

(8)
Represents 401(k) employer contributions to Messrs. Blake's and Pelliccione's retirement savings plans. Although the Corporation does not generally view employer contributions to employees' and executives' retirement savings plans as perquisites or benefits since such contributions are available to all employees, it has decided to voluntarily disclose the amounts of such employer contributions to the Named Executive Officers in the above table in order to provide fulsome disclosure.

6.5.5    Compensation of the Chief Executive Officer

        The compensation of the President and Chief Executive Officer is governed by the Corporation's executive compensation policy described in Section 6.2, "Compensation of Executive Officers", and the President and Chief Executive Officer participates together with the other Named Executive Officers in all of the Corporation's incentive plans.

        Dr. Engel's total earned salary for 2009 was $458,040, which places him approximately 5.1% below the 50th percentile in relation to the companies in the Reference Group.

        The Governance Committee recommended, and the Board approved, in light of prevailing economic and market conditions, as well as the cost-saving measures implemented by the Corporation, that no annual cash bonus be paid in respect of the 2009 year. Instead, in partial replacement of the 2009 annual cash bonus, the Governance Committee approved the granting of additional stock options to the CEO based on his individual performance. The terms of such grant provide for accelerated vesting conditions, in order to allow these grants to serve their purpose as a partial replacement for annual bonuses. See Section 6.3.7, "Long-Term Compensation Plan of Executive Officers — Summary of the Stock Option Plan", for a complete description of our Stock Option Plan.

        The President and Chief Executive Officer was awarded a grant of 165,000 stock options on December 9, 2009 (at an exercise price of CAN$0.95) for his performance in the context of the Corporation's objectives in 2009.

6.6    Securities Authorized for Issuance under Equity Compensation Plans

        The following table sets forth, as at December 31, 2009, the information with respect to all of the Corporation's compensation plans pursuant to which equity securities of the Corporation are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights(1) (CAN$)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a)

Equity compensation plans approved by securityholders	6,213,922		2.73	978,332

Equity compensation plans not approved by securityholders	415,567	(2)	2.19	—

Total:	6,629,489		2.70	978,332

(1)
On February 2, 2007, the TSX definitively approved an equitable adjustment to all unexercised options outstanding pursuant to the Stock Option Plan in order to reflect the one-time special distribution in kind of all of the Corporation's 11,052,996 Subordinate Voting Shares of the capital of Atrium Innovations Inc. distributed to the Corporation's shareholders on a pro rata basis. This special distribution was completed on January 2, 2007, although the "ex-distribution" date in respect thereof was December 27, 2006. The adjustment was a reduction in the exercise price of all outstanding stock options of $2.02 per Common Share.

(2)
Consists entirely of compensation warrants to purchase Common Shares issued by the Corporation in June and October 2009 to an agent and certain of its representatives in connection with two public offerings of securities. The Corporation's financial statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2009 contain a detailed description of such compensation warrants.

6.7    Performance Graph

        On December 31, 2009, the closing price of a Common Share on the TSX was CAN$0.85. The following graph shows the cumulative return of a CAN$100 investment in the Common Shares made on December 31, 2004 on the TSX, compared with the total return of the S&P/TSX Composite Index for each financial year shown on this graph.

	12-31-2004	12-30-2005	12-29-2006	12-31-2007	12-31-2008	12-31-2009

Æterna Zentaris (TSX)	CAN$100	CAN$63	CAN$108	CAN$35	CAN$13	CAN$19

S&P/TSX Composite	CAN$100	CAN$122	CAN$140	CAN$150	CAN$97	CAN$127

        On May 28, 2004, the Corporation's former Subordinate Voting Shares were changed, on a one-for-one basis, into an equal number of Common Shares. On January 2, 2007, the Corporation effected a one-time special distribution in kind of all of its 11,052,996 Subordinate Voting Shares of the capital of Atrium Innovations Inc. on a pro rata basis to its shareholders. The "ex-distribution" date for the special distribution was December 27, 2006.

        The trend shown by the performance graph set forth above represents a steady decline in the cumulative total shareholder return until year-end 2008 with the exception of a peak at year-end 2006 and a subsequent slight growth up to December 31, 2009. During the first four years of the period, the total compensation (salary and bonuses) paid to the Named Executive Officers steadily increased in order to generally bring the compensation package of the Named Executive Officers up to the median of executive pay in the Reference Group. However, in December 2009, the Governance Committee recommended, and the Board approved, in light of prevailing economic and market conditions, as well as the cost-saving measures implemented by the Corporation, that no cash bonuses be paid in respect of the year 2009. Therefore, due to the absence of bonus payments in 2009, total compensation paid to the Named Executive Officers decreased by 18% in 2009 as compared to 2008.

        The trend shown in the above graph for shareholder return does not generally correspond to the trend in compensation (salary and bonuses) paid to the Corporation's Named Executive Officers for the five-year period ended December 31, 2009. The Corporation's executive compensation is reviewed annually and set by the Board upon the recommendation of the Governance Committee. The Governance Committee considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive's individual performance, the Corporation's performance (which is not necessarily tied exclusively to the trading price of the Common Shares on the TSX and the NASDAQ) and other factors discussed under Section 6.3.1, "Compensation Discussion & Analysis" above. In addition, during the five-year period ended December 31, 2009, the Corporation has been a pre-profit biopharmaceutical company, of which the market price of its publicly traded equity securities may not fully reflect the long-term value of its underlying assets.

        The trading price of the Common Shares on the TSX and NASDAQ is subject to fluctuation based on several factors, many of which are outside the control of the Corporation and some of which are disclosed and discussed under the heading "Risk Factors" in the Corporation's annual report on Form 20-F for the period ended December 31, 2009.

        The Corporation also examines and considers executive compensation levels relative to certain industry peer groups comprising the Reference Group, many of which do not necessarily correspond to the market or trading price of the securities of the companies within the Reference Group.

        As the Corporation's shareholders have felt the impact of reduced share prices in the past several financial years, so too have the Corporation's Named Executive Officers and other executives. Thus, for example, as at December 31, 2009, the outstanding vested stock options held by the Named Executive Officers had a negligible present value and thus an important portion of their executive compensation packages has, at least for the time being, been significantly diminished in value. However, as a result of the changes that were made in 2009 to the Named Executive Officers' total compensation, the diverging trends in compensation and shareholder return have been somewhat reversed such that executive pay in 2009 has been more in line with and, to a certain extent, has been outpaced by the evolution of the Corporation's share price.

6.8    Summary

        In accordance with the Corporation's executive compensation policy, a significant portion of the compensation of its executive officers is tied to the performance of the Corporation, the responsibilities inherent in their duties and, to a certain extent, the performance of the Corporation's publicly traded Common Shares and their long-term appreciation. The Governance Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.

        If the circumstances so require, the Governance Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.

        By the Corporate Governance, Nominating and Human Resources Committee:

Pierre MacDonald, Chairman
José P. Dorais
Juergen Ernst
Pierre Laurin

SECTION 7 — EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

        The Corporation and/or its subsidiaries have entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers. The Employment Agreements provide that the Corporation will pay the Named Executive Officers a base salary and an annual bonus and that such executives will be eligible to receive grants of stock options which will be reviewed annually in accordance with the Corporation's policies. The Employment Agreements have an indefinite term. However, in addition to his Employment Agreement, Dr. Engel had previously entered into a service contract in his prior capacity as Managing Director with Æterna Zentaris GmbH, the Corporation's principal subsidiary, which service contract expires on August 31, 2010. Each of the Employment Agreements provides that, if the Corporation terminates the employment of a Named Executive Officer without cause, then the executive will be entitled to receive, in the case of Dr. Engel, a lump sum payment, less statutory deductions, of the equivalent of twelve months of his then applicable base salary, an amount equivalent to the annual bonus received for the most recently completed year and an amount equivalent to twelve months of the cost of the other benefits to which he is entitled (such amounts increasing to the equivalent of 24 months of his then applicable base salary and twice his annual bonus received for the last completed year, commencing in March 2010). In the case of Mr. Turpin, the lump sum will be equivalent to 18 months of his then applicable base salary, 1.5 times the annual bonus of the preceding year and 18 months of the value of the other benefits to which he is entitled. In the case of Dr. Blake and Messrs. Pelliccione and Seeber, they are entitled to receive, upon termination of employment without cause, a lump sum equivalent to twelve months of their then applicable base salaries, an amount equivalent to the annual bonus received for the preceding year and twelve months of the value of the other benefits to which they are entitled.

        Furthermore, each Named Executive Officer shall not, directly or indirectly, solicit any of the Corporation's customers for the purpose or intent of selling them any products which are similar or otherwise competing with the Corporation's products; nor shall any Named Executive Officer induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Corporation's employees, for a period equal to one year following such executive's termination of employment with the Corporation.

        The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Provisions Value ($)(1)(2)

Engel, Juergen	463,013

Turpin, Dennis	460,211

Blake, Paul	417,432

Seeber, Matthias	310,893

Pelliccione, Nicholas J.	368,732

(1)
The termination values assume that the triggering event took place on the last business day of the Corporation's financial year-end (December 31, 2009).

(2)
Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as "incremental" payments made in connection with termination of employment.

        Pursuant to the Employment Agreements, each of the Named Executive Officers is also entitled to certain payments (the "Change of Control Payments") in the event (i) a "Change of Control" occurs and (ii) during the twelve-month period following the Change of Control, either the Corporation terminates the employment of the executive "without Cause", or if the executive terminates his or her employment "for Good Reason".

        The Change of Control Payments are as follows:

  •
  for Dr. Engel and Mr. Seeber, (i) the equivalent of 24 months of their then prevailing annual base salaries, (ii) an amount equivalent to twice the annual bonus, if any, which the executive would have been entitled to receive in the year during which the Change of Control occurred, and (iii) an amount equivalent to 24 months of the value of the benefits which were in force at the time of termination of the executive's employment, calculated on a yearly basis, including car allowance, but excluding operating costs;

  •
  for Mr. Turpin, the Change of Control Payment would be the same as in the context of a termination of employment described above, except that the 1.5 multiple of his bonus payment would be based on his potential bonus for the year in which the Change of Control occurs as opposed to his actual bonus received for the preceding financial year; and

  •
  for Dr. Blake and Mr. Pelliccione (i) the equivalent of 18 months of their then prevailing annual base salaries, (ii) an amount equivalent to 1.5 times the annual bonus, if any, which the executive would have been entitled to receive in the year during which the Change of Control occurred, and (iii) an amount equivalent to 18 months of the value of the benefits which were in force at the time of termination of the executive's employment, calculated on a yearly basis, including car allowance, but excluding operating costs.

        All Change of Control Payments described above are subject to applicable statutory withholdings. In addition, any outstanding stock options held by a Named Executive Officer are unaffected by the change of control provisions included in the Employment Agreements and, in the event of a Change of Control followed by termination of employment within twelve months, such stock options will be treated in accordance with the applicable provisions of the Stock Option Plan described in Section 6.3.7 of this Circular.

        For the purposes of the Employment Agreements (including the annexes and schedules thereto):

  •
  a "Change of Control" shall be deemed to have occurred in any of the following circumstances: (i) subject to certain exceptions, upon the acquisition by a person (or one or more persons who are affiliates of one another or who are acting jointly or in concert) of a beneficial interest in securities of the Corporation representing in any circumstance 50% or more of the voting rights attaching to the then outstanding securities of the Corporation; (ii) upon a sale or other disposition of all or substantially all of the Corporation's assets; (iii) upon a plan of liquidation or dissolution of the Corporation; or (iv) if, for any reason, including an amalgamation, merger or consolidation of the Corporation with or into another company, the individuals who, as at the date of the relevant Employment Agreement, constituted the Board (and any new directors whose appointment by the Board or whose nomination for election by the Corporation's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors as at the date of the relevant Employment Agreement or whose appointment or nomination for election was previously so approved) cease to constitute a majority of the members of the Board;

  •
  termination of employment by the Corporation "for Cause" includes (but is not limited to) (i) if the executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, and (ii) if the executive is guilty of serious misconduct or willful negligence in the performance of his duties; and

  •
  termination of employment by the executive officer for "Good Reason" means the occurrence, without the executive's express written consent, of any of the following acts: (i) a material reduction of the executive's total compensation (including annual base salary plus annual bonus, benefits and number of stock options) as in effect on the date of the relevant Employment Agreement or as same may be increased from time to time; (ii) a material reduction or change in the executive's duties, authority, responsibilities, accountability or a change in the business or corporate structure of the Corporation which materially affects his or her authority, compensation or ability to perform duties or responsibilities (such as shifting from a policy-making to a policy-implementation position); (iii) a forced relocation; or (iv) a material change in the terms and conditions of the change of control provisions included in the relevant Employment Agreement.

        The following table shows estimated incremental payments triggered pursuant to a Change of Control of the Corporation in accordance with the change of control provisions described above:

Name	Change of Control Provision Value ($)(1)(2)

Engel, Juergen	1,451,404

Turpin, Dennis	609,678

Blake, Paul	818,298

Seeber, Matthias	862,506

Pelliccione, Nicholas J.	719,680

(1)
The termination values assume that the triggering event took place on the last business day of the Corporation's financial year-end (December 31, 2009).

(2)
Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as "incremental" payments made in connection with termination of employment.

SECTION 8 — APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE

8.1  Appointment of Auditors

        The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to determine their compensation upon the recommendation of the Audit Committee. PricewaterhouseCoopers LLP have acted as auditors of the Corporation since the financial year ended December 31, 1993.

        Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of the directors of the Corporation to determine their compensation.

8.2  Audit Committee Disclosure

        National Instrument 52-110 — Audit Committees ("N1 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. The Corporation is including such required disclosure with respect to its Audit Committee both in this Circular as well as in its annual report on Form 20-F that satisfies the requirement to file an annual information form under Canadian securities legislation. The Audit Committee Charter is attached as Schedule C to this Circular and is also accessible on the Corporation's Web site at www.aezsinc.com.

8.3  Composition of the Audit Committee

        Ms. Martha Byorum, Mr. Gérard Limoges, FCA (Chairman) and Mr. Pierre MacDonald are the current members of the Corporation's Audit Committee, each of whom is independent and financially literate within the meaning of N1 52-110.

8.4  Education and Relevant Experience

        The education and relevant experience of each of the current members of the Audit Committee are described below.

        Martha Byorum — Ms. Byorum has served as a director of the Board since 2001. Ms. Byorum is currently Senior Managing Director of Stephens Cori Capital Advisors, a division of Stephens, Inc., a private investment banking firm. From 2003 to 2004, Ms. Byorum served as Chief Executive Officer of Cori Investment Advisors, LLC, which was spun off from Violy, Byorum & Partners ("VB&P") in 2003. VB&P was an independent strategic advisory and investment banking firm specializing in Latin America. Prior to co-founding VB&P in 1996, Ms. Byorum had a 24-year career at Citibank, where, among other things, she served as Chief of Staff and Chief Financial Officer for Citibank's Latin American Banking Group from 1986-1990, overseeing $1.5 billion of loans and coordinating activities in 22 countries. She later was appointed the head of Citibank's U.S. Corporate Banking Business, and a member of the bank's Operating Committee and Customer Group with global responsibilities. Ms. Byorum is a director of the following companies which file reports pursuant to the Exchange Act (as defined below): Æterna Zentaris Inc., Northwest Natural Gas Company and M&F Worldwide Corp.

        Gérard Limoges, FCA — Mr. Limoges has served as a director of the Board since 2004. Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management Faculty of Université de Montréal (HEC Montréal) in 1966, he wrote the CICA exams the same year (Honors: Governor General's Gold Medal for the highest marks in Canada and Gold Medal of the Ordre des Comptables Agréés du Québec). He became a chartered accountant in 1967 and partner of Ernst & Young in 1971. After practicing as auditor since 1962 and partner since 1971, he was appointed Managing Partner of the Montreal Office in 1979 and Chairman for Quebec in 1984 when he also joined the National Executive Committee. In 1992, he was appointed Vice-Chairman of Ernst & Young Canada and the following year, Deputy Chairman of the Canadian firm. After retirement from practice at the end of September 1999, he was appointed Trustee of the School board of Greater Montreal (1999), member of the Quebec Commission on Health Care and Social Services (2000-2001) and special advisor to the Rector of the Université de Montréal and affiliate schools (2000-2003). Mr. Limoges is a board member and chairman of the audit committees of the following public companies: Æterna Zentaris Inc., Atrium Innovations Inc. (TSX), Hartco Inc. (TSX), Hart Stores Inc. (TSX) and a board member, chairman of the governance committee and member of the audit committee of Noranda Income Fund (TSX). He is also a board member of private companies and various charities. Mr. Limoges received the Order of Canada in 2002.

        Pierre MacDonald — Mr. MacDonald has served as a director of the Board since 2000. Mr. MacDonald is President and CEO of MacD Consult Inc., a management consulting firm in international finance and marketing, based in Montreal. He served as the Senior Vice President for Eastern Canada for Bank of Montreal, a position which involved the review and evaluation of the financial statements and creditworthiness of borrowers in a wide variety of industries. In December 1995, he was elected to the National Assembly of Québec and became Minister of International Trade and Technology. He was also named Vice Chairman of the Treasury Board of the Government of Quebec. He also served as the Chairman of the Audit Committee of Teleglobe Inc. for six years. Mr. MacDonald received Bachelor of Arts, Bachelor of Commerce and Master of Commerce degrees from Laval University in Quebec City.

8.5  Pre-Approval Policies and Procedures

        Form 52-110F1 requires the Corporation to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee Charter (attached as Schedule C to this Circular) provides that it is such committee's responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

8.6  External Auditor Service Fees

        In addition to performing the audit of the Corporation's consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to the Corporation and its subsidiaries and billed the Corporation and its subsidiaries the following fees for each of the Corporation's two most recently completed financial years.

Fees	Financial Year Ended December 31, 2009 ($)	Financial Year Ended December 31, 2008 ($)

Audit Fees(1)	435,710	332,495

Audit-Related Fees(2)	44,485	219,407

Tax Fees(3)	63,819	96,017

All other Fees(4)	4,164	12,962

Total Fees:	548,178	660,881

(1)
Refers to all fees incurred in respect of audit services, being the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.

(2)
Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectuses and the delivery of customary consent and comfort letters in connection therewith.

(3)
Incurred in respect of tax compliance, tax planning and tax advice.

(4)
Refers to all fees not included in audit fees, audit-related fees and tax fees and consist primarily of fees for translation services.

SECTION 9 — RENEWAL OF THE CORPORATION'S STOCK OPTION PLAN

        The rules of the TSX provide that the Stock Option Plan of an issuer must be approved by its securityholders every three years after its institution if such plan does not have a fixed maximum number of securities issuable thereunder, which is the case of the Stock Option Plan. At the Corporation's annual meeting of shareholders held in May 2007, shareholders approved the Stock Option Plan with a reserve or maximum number of Common Shares available for issuance thereunder equal to 10% of the Corporation's issued and outstanding Common Share from time to time, which maximum number of Common Shares available for issuance thereunder was increased to 11.4% following approval by shareholders at the Corporation's annual meeting of shareholders held in May 2008.

        Shareholders will be asked to consider, and if thought advisable, adopting the resolution (the "Stock Option Renewal Resolution"), in substantially the form below, approving, ratifying and confirming the unallocated options under the Stock Option Plan for an additional three years from the date of the Meeting, namely until May 13, 2013. Previously allocated options will continue unaffected by the approval or disapproval of the Stock Option Renewal Resolution. Previously granted options will not be available for re-allocation if they are cancelled prior to exercise.

        See Section 6.3.7, "Long-Term Compensation Plan of Executive Officers — Summary of the Stock Option Plan", for a complete description of our Stock Option Plan.

        The Stock Option Renewal Resolution must be passed by a majority of the votes cast by the Corporation's shareholders who vote at the Meeting either in person or by proxy.

        Unless instructed otherwise, the persons whose names appear on the enclosed form of proxy will vote in favour of the Stock Option Renewal Resolution set forth below:

        "BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

  1.
  all unallocated options to purchase Common Shares issuable pursuant to the Corporation's Stock Option Plan, be, and they are hereby, approved and authorized until May 13, 2013; and

  2.
  any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution."

SECTION 10 — PROPOSED SHARE CONSOLIDATION BY WAY OF ARTICLES OF AMENDMENT

10.1   Introduction

        The Corporation is asking shareholders to authorize the Board of Directors to effect, in its discretion, a share consolidation (or reverse stock split) of the outstanding Common Shares, at a consolidation ratio of between 4-for-1 and 8-for-1, by filing Articles of Amendment to the Corporation's articles (the "Share Consolidation"), subject to the Board of Directors' authority to decide not to proceed with the filing of the Articles of Amendment and the implementation of the Share Consolidation.

        The Corporation's Board of Directors, in its discretion, may elect to effect any ratio for the Share Consolidation falling within the aforementioned range of ratios upon receipt of shareholder approval and prior to filing Articles of Amendment. Alternatively, the Board of Directors will retain the authority to determine in its discretion not to proceed with the Share Consolidation. The Corporation believes that the availability of a range of Share Consolidation ratios will provide it with the flexibility to implement the Share Consolidation in a manner designed to maximize the anticipated benefits for the Corporation and its shareholders. In determining which precise Share Consolidation ratio within the aforementioned range of ratios to implement, if any, following the receipt of shareholder approval, the Board of Directors may consider, among other things, factors such as:

  •
  the historical trading prices and trading volume of the Common Shares;

  •
  the then prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Share Consolidation on the trading market(s) for the Common Shares;

  •
  the Corporation's ability to continue its listing on the NASDAQ;

  •
  the greatest overall reduction in the Corporation's administrative costs; and

  •
  prevailing general market and economic conditions.

        At the close of business on March 22, 2010, the closing price of the Common Shares on the NASDAQ was US$0.84 and there were 63,089,954 issued and outstanding Common Shares. Based on the number of Common Shares currently issued and outstanding, immediately following the completion of the Share Consolidation, for illustrative purposes only, assuming Share Consolidation ratios of 4-for-1 and 8-for-1, we would have approximately 15.8 million and 7.9 million Common Shares issued and outstanding, respectively (without giving effect to the treatment of fractional shares). The Corporation does not expect the Share Consolidation itself to have any economic effect on shareholders, warrantholders or holders of stock options, except to the extent the Share Consolidation will result in fractional shares as discussed below.

10.2   Background and Reasons for the Share Consolidation

        The Corporation's Board of Directors is seeking authority to implement the Share Consolidation because it believes that the Share Consolidation may be the most effective means of avoiding a potential delisting of the Corporation's Common Shares from The NASDAQ Global Market, on which they are currently listed and quoted for trading in the United States.

        Pursuant to the requirements of NASDAQ, to remain eligible for continued inclusion on NASDAQ, a security must have a bid price of at least US$1.00 per share. On January 20, 2010, the Corporation received a letter from the NASDAQ Listing Qualifications Department indicating that the minimum closing bid price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days, and therefore, the Corporation was not in compliance with NASDAQ Listing Rule 5450(a)(1) (the "Rule"). In accordance with NASDAQ Listing Rule 5810(C)(3)(a), the Corporation is provided a grace period of 180 calendar days, or until July 20, 2010, to regain compliance with the Rule.

        The Corporation can regain compliance with the Rule if the bid price of the Common Shares closes at US$1.00 or higher for a minimum of ten consecutive business days during the grace period, although NASDAQ may, in its discretion, require the Corporation to maintain a minimum closing bid price of at least US$1.00 per share for a period in excess of ten consecutive business days before determining that the Corporation has demonstrated the ability to maintain long-term compliance with the Rule.

        If the Corporation is unsuccessful in meeting the minimum bid requirement by July 20, 2010, NASDAQ will provide notice to the Corporation that its Common Shares will be subject to delisting from the NASDAQ Global Market. If the Corporation receives a delisting notification, it may appeal to the NASDAQ Listing Qualifications Panel or apply to transfer the listing of its Common Shares to the NASDAQ Capital Market if the Corporation satisfies at such time all of the initial listing standards on the NASDAQ Capital Market, other than compliance with the minimum closing bid price requirement. If the application to the NASDAQ Capital Market is approved, then the Corporation will have an additional 180-day grace period in order to regain compliance with the minimum bid price requirement while listed on the NASDAQ Capital Market.

        In addition to the objective of avoiding delisting from the NASDAQ, the Corporation believes that the Share Consolidation could heighten the interest of the financial community in the Corporation and potentially broaden the pool of investors that may consider investing or be able to invest in the Corporation by increasing the trading price of our Common Shares and decreasing the number of outstanding Common Shares. It could also help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers.

10.3   Shareholder Approval Requirement for the Share Consolidation

        In the event shareholders approve the Share Consolidation, it is the intention of the Corporation to file Articles of Amendment giving effect thereto on the basis set out in the Special Resolution reproduced under Section 10.12 below, "Special Resolution". The effective date of the Share Consolidation will be the date of issuance of the Certificate of Amendment by the Director under the Canada Business Corporations Act (the "CBCA") and such date is referred to as the "Share Consolidation Effective Date". On the Share Consolidation Effective Date, the Common Shares will be consolidated on the basis described above.

10.4   Certain Risk Factors Associated with the Share Consolidation

  •
  Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares; however, the market price of the Corporation's Common Shares will also be based on its financial and operational results, its capital liquidity, the development of its product pipeline, market conditions, the market perception of our business and other factors, which are unrelated to the number of shares outstanding. As a result, there can be no assurance that the market price of the Common Shares will in fact increase following the Share Consolidation or will not decrease in the future, or that the minimum closing bid price of the Common Shares will meet the NASDAQ's minimum bid price requirement. Further, there can be no assurance that the Share Consolidation alone will guarantee the continued listing of the Common Shares on The NASDAQ Global Market or that the Common Shares will not be delisted due to a failure to meet other continued listing requirements of the NASDAQ. Accordingly, the total market capitalization of the Corporation's Common Shares after the Share Consolidation may be lower than the total market capitalization before the Share Consolidation. In addition, in the future, the market price of the Common Shares following the Share Consolidation may not exceed or remain higher than the market price prior to the Share Consolidation.

  •
  If the Share Consolidation is effected and the market price of the Corporation's Common Shares declines, the percentage decline as an absolute number and as a percentage of the Corporation's overall market capitalization may be greater than would occur in the absence of the Share Consolidation. In many cases, both the total market capitalization of a company and the market price of such company's common shares following a share consolidation are lower than they were before the share consolidation.

  •
  The Share Consolidation will, in all likelihood, also result in some shareholders owning "odd lots" of less than 100 Common Shares, which may make it more difficult or more costly for shareholders to sell their Common Shares.

10.5   Effects of the Share Consolidation

10.5.1  General

        If the Share Consolidation is approved and implemented, the principal effect will be to proportionately decrease the number of issued and outstanding Common Shares, based on the Share Consolidation ratio selected by the Board of Directors. The Corporation's Common Shares are currently registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Corporation is subject to the periodic reporting and other requirements of the Exchange Act. The Share Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Share Consolidation, except as described herein, the Common Shares will continue to be listed on The NASDAQ Global Market and the TSX under the symbols "AEZS" and "AEZ", respectively, although the post-consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers. Further, the Share Consolidation may, if implemented by the Board of Directors, occur whether or not the Corporation's Common Shares continue to be listed on The NASDAQ Global Market. If the Corporation's Common Shares are listed on The NASDAQ Global Market at the time that the Share Consolidation is implemented, the Corporation currently intends to seek to maintain listing on The NASDAQ Global Market for the Common Shares after the Share Consolidation.

        Proportionate voting rights and other rights of the holders of the Common Shares will not be affected by the Share Consolidation, other than as a result of the treatment of fractional shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the Share Consolidation Effective Date will generally continue to hold 2% of the voting power attached to the Common Shares stock immediately after the Share Consolidation Effective Date. The number of registered shareholders will not be affected by the Share Consolidation (except to the extent any are cashed out as a result of holding fractional shares). If approved and implemented, the Share Consolidation may result in some shareholders owning "odd lots" of fewer than 100 Common Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board of Directors believes, however, that these potential effects are outweighed by the anticipated benefits of the Share Consolidation.

10.6   Effect of Share Consolidation on Convertible Securities

10.6.1  Effect on Stock Options

        As at March 22, 2010, the Corporation had 6,213,922 outstanding options to acquire Common Shares under its Stock Option Plan. The Stock Option Plan provides that the Board of Directors may, in the context of a share consolidation, adjust the number of Common Shares underlying stock options as well as the applicable exercise price(s), provided it shall have received the requisite regulatory approvals prior to effecting such adjustments.

Shareholder approval is not required in order for the Board of Directors to make the necessary adjustments to the number of Common Shares underlying stock options as well as the applicable exercise price(s) in order to give effect to the Share Consolidation.

10.6.2  Effect on Warrants

        As at March 22, 2010, the Corporation had outstanding warrants to acquire 4,110,603 Common Shares (collectively, the "Warrants"). The terms of each of the Corporation's outstanding Warrants requires that adjustments be made to both the number of Common Shares underlying the Warrants as well as the applicable exercise price(s) in accordance with a specific formula set out in the Warrants. In addition, the Corporation will, in accordance with the terms of the Warrants and in the event the Share Consolidation is implemented, deliver to each holder of Warrants a confirmation of the post-Consolidation number of Common Shares underlying the Warrants as well as the adjusted exercise price(s).

10.7   Effect on Share Certificates

        If the Share Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one post-consolidation Common Share will be required to exchange their share certificates representing their old Common Shares for new share certificates representing the new post-consolidation Common Shares.

        In the event the Share Consolidation is implemented, the Corporation (or its transfer agent) will mail to each registered shareholder a letter of transmittal addressed to the Corporation and its transfer agent, which each registered shareholder will need to sign and complete following the Corporation's announcement of the Share Consolidation Effective Date. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder's Common Shares. The transfer agent will send to each registered shareholder who has sent the required documents a new share certificate representing the number of new post-consolidation Common Shares to which the registered shareholder is entitled rounded down to the nearest whole number. Until surrendered to the transfer agent, each share certificate representing Common Shares will be deemed for all purposes to represent the number of new post-consolidation Common Shares to which the registered shareholder is entitled as a result of the Share Consolidation, if any. Beneficial shareholders should contact their intermediaries (securities brokers, dealers, banks, financial institutions, etc.) with respect to the Share Consolidation.

        Until surrendered as contemplated herein, a registered shareholder's old share certificate(s) shall be deemed as of and after the Share Consolidation Effective Date to represent the number of full Common Shares resulting from the Share Consolidation. Until registered shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered shareholders will not be entitled to receive any other distributions, if any, that may be declared and payable to holders of record following the Share Consolidation.

        Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that we and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

        REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL REQUESTED TO DO SO.

10.8   No Fractional Shares

        No certificates representing fractional shares will be issued or delivered if, as a result of the Share Consolidation, a registered shareholder would otherwise become entitled to a fractional Common Share. Any and all such fractional shares will be aggregated and sold by the Corporation's transfer agent and registrar on the market, with the proceeds therefrom being proportionately distributed to registered shareholders. After the Share Consolidation, then current registered shareholders will have no further interest in the Corporation with respect to their fractional Common Shares and such shareholders will not have any voting, dividend or other rights in respect of such fractional Common Shares other than the right to receive payment therefor as described herein. The elimination of fractional interests will reduce the number of post-consolidation registered shareholders to the extent that there are registered shareholders holding Common Shares that are not in a multiple of four if, for illustrative purposes only, the Share Consolidation ratio is 4-for-1. This is not, however, the purpose for which the Corporation is proposing to effect the Share Consolidation.

10.9   No Dissent Rights

        Under the CBCA, shareholders do not have dissent rights with respect to the proposed Share Consolidation.

10.10  Accounting Consequences

        Following the Share Consolidation, net income or loss per share, and other per share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Share Consolidation would be recast to give retroactive effect to the Share Consolidation.

10.11  Certain Tax Consequences of the Share Consolidation

10.11.1  Certain Canadian Federal Income Tax Consequences of the Share Consolidation

        The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to a holder of the Corporation's Common Shares whose shares are consolidated pursuant to the Share Consolidation and who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is a resident of Canada, holds its shares as capital property and deals at arm's length and is not affiliated with the Corporation (a "Canadian Holder").

        This summary is not applicable to: (a) a Canadian Holder that is a "financial institution" as defined in Tax Act for the purposes of the mark-to-market rules; (b) a Canadian Holder an interest in which would be a "tax shelter investment" as defined in the Tax Act; (c) a Canadian Holder that is a "specified financial institution" as defined in the Tax Act; or (d) a Canadian Holder that is a corporation that has elected in the prescribed form and manner and has otherwise met the requirements to use functional currency tax reporting as set out in the Tax Act. Any such Canadian Holder to which this summary does not apply should consult its own tax advisor.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), and Canadian counsel's understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by judicial, governmental, administrative or legislative action or interpretation, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

        A Canadian Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation, other than with respect to a cash payment received on the sale of a fractional share as discussed below. The aggregate adjusted cost base to a Canadian Holder of all its Common Shares (including any fractional share received as a result of the Share Consolidation and sold on behalf of the holder) will be the same after the Share Consolidation as it was before the Share Consolidation.

        A Canadian Holder who receives a cash payment on the sale of a fractional share following the Share Consolidation will realize a capital gain (or a capital loss) to the extent that the cash received for the fractional share, net of reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such fractional share to the Canadian Holder. Generally, one-half of any capital gain (taxable capital gain) realized must be included in income and one-half of any capital loss (allowable capital loss) realized may be deducted against taxable capital gains in accordance with the detailed provisions of the Tax Act.

        For the purposes of the Tax Act, all amounts relating to the acquisition and/or disposition of Common Shares must be converted into Canadian dollars using the foreign exchange rates prevailing at the time such amount arises.

10.11.2  Certain United States Federal Income Tax Consequences of the Share Consolidation

        The following discussion is a general summary of certain U.S. federal income tax consequences of the Share Consolidation that may be relevant to holders of Common Shares that hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, as amended (the "Code"). This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. This discussion does not address all aspects of federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies, or other financial institutions; (ii) tax-exempt organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such corporations; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) traders in securities; (viii) U.S. Holders (as defined below) whose "functional currency" is not the U.S. dollar; (ix) persons holding Common Shares as a position in a hedging transaction, "straddle," "conversion transaction", "constructive sale", "wash sale", "synthetic security" or other integrated or risk reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) U.S. expatriates; and (xii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies. In addition, this summary does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction and U.S. federal tax consequences other than federal income taxation.

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

        EACH HOLDER OF COMMON SHARES SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO SUCH HOLDER.

        For purposes of the discussion below, a "U.S. Holder" is a beneficial owner (other than a partnership) of Common Shares that for U.S. federal income tax purposes is: (1) an individual citizen or resident of the United States, including an alien individual who is a permanent resident in the U.S. or who meets the "substantial presence" test under section 7701(b) of the Code; (2) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A "Non-U.S. Holder" is a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

U.S. Holders

        The Share Consolidation should constitute a "recapitalization" for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss upon the Share Consolidation, except with respect to cash received in lieu of a fractional Common Share, as discussed below. A U.S. Holder's aggregate tax basis in the Common Shares received pursuant to the Share Consolidation should equal the aggregate tax basis of the Common Shares surrendered (excluding any portion of such basis that is allocated to any fractional Common Share), and such U.S. Holder's holding period (i.e. acquired date) in the Common Shares received should include the holding period in the Common Shares surrendered. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. A U.S. Holder that receives cash in lieu of a fractional Common Share pursuant to the Share Consolidation should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the Common Shares surrendered that is allocated to such fractional Common Share. Such capital gain or loss should be long term capital gain or loss if the U.S. Holder's holding period for the Common Shares surrendered exceeded one year at the Share Consolidation Effective Time.

        Information Reporting and Backup Withholding.    Information returns generally will be required to be filed with the IRS with respect to the receipt of cash in lieu of a fractional Common Share pursuant to the Share Consolidation in the case of certain U.S. Holders. In addition, a U.S. Holder may be subject to a backup withholding tax on the payment of such cash if the U.S. Holder is not otherwise exempt and it (i) fails to furnish a Taxpayer Identification Number ("TIN") for use in reporting information to the IRS; (ii) furnishes an incorrect TIN; (iii) is notified by the IRS that it has failed to report properly payment of interest or dividends; or (iv) fails to certify, under penalties of perjury, that it has furnished the correct TIN, that it is a U.S. person and that it is not subject to backup withholding. Under current law, the backup withholding rate is 28% through 2010, and 31% thereafter. Backup withholding is not an additional tax. Any amounts withheld from a U.S. Holder under the backup withholding rules may be refunded or allowed as a credit against the U.S. Holder's federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

        Non-U.S. Holders that exchange Common Shares pursuant to the Share Consolidation generally should be subject to tax in the manner described above under "U.S. Holders," except that any capital gain realized by a Non-U.S. Holder as a result of receiving cash in lieu of a fractional Common Share generally should not be subject to U.S. federal income or withholding tax unless the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (and, if certain income tax treaties apply, is attributable to a Non-U.S. Holder's permanent establishment in the U.S.). Non-U.S. Holders subject to U.S. federal income tax with respect to gain recognized as a result of receiving cash in lieu of a fractional Common Share generally will be taxed on such gain in the same manner as if they were U.S. Holders although, under certain circumstances, foreign corporations may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        Information Reporting and Backup Withholding.    In general, backup withholding and information reporting will not apply to payment of cash in lieu of a fractional Common Share to a Non-U.S. Holder pursuant to the Share Consolidation if the Non-U.S. Holder certifies in the manner required that it is a Non-U.S. Holder and neither the Corporation nor its transfer agent has actual knowledge to the contrary. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS. In certain circumstances the amount of cash paid to a Non-U.S. Holder in lieu of a fractional Common Share and certain other information may be reported to the IRS.

10.12  Special Resolution

        The CBCA requires that any change in the number of shares of any class of shares of a corporation into a different number of shares of the same class must be approved by a special resolution of the shareholders of that corporation, being a majority of not less than two-thirds (2/3) of the votes cast by the shareholders who voted in respect of that resolution. The text of the Special Resolution to be voted on at the Meeting by the shareholders is set forth below:

        "BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

  1.
  the Restated Articles of Incorporation of the Corporation be amended to change the number of issued and outstanding Common Shares of the Corporation by consolidating the issued and outstanding Common Shares of the Corporation on the basis of no more than (A) one (1) new Common Share for each eight (8) existing Common Shares of the Corporation and no less than (B) one (1) new Common Share for each four (4) existing Common Shares of the Corporation (the "Share Consolidation"), and in the event that the Share Consolidation would otherwise result in a holder of Common Shares of the Corporation holding a fraction of a Common Share, such holder shall not receive any whole new Common Shares for each such fraction, such amendment to become effective at a date in the future to be determined by the Board of Directors when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation, but in any event not later than the business day immediately prior to the Corporation's next annual general meeting, subject to approval of the TSX;

  2.
  any director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of

    Amendment to the Director under the Canada Business Corporations Act and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

  3.
  notwithstanding that this special resolution has been duly passed by the holders of the Common Shares of the Corporation, the directors of the Corporation may, in their sole discretion, revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares of the Corporation; and

  4.
  any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

        The Board of Directors believes that the proposed Share Consolidation is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favour of the Special Resolution. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the resolutions set forth above at the Meeting.

SECTION 11 — INTRODUCTION OF A NEW SHAREHOLDER RIGHTS PLAN

        At the Meeting, shareholders will be asked to consider, and if deemed advisable, adopting an ordinary resolution approving, ratifying and confirming the new shareholder rights plan (the "Rights Plan") approved by the Board on March 23, 2010 and dated March 29, 2010 (the "Right Plan Effective Date"). The provisions of the Rights Plan are set out in a Shareholder Rights Plan Agreement between the Corporation and Computershare, as Rights Agent (the "Shareholder Rights Plan Agreement").

        The Rights Plan was not adopted by the Board in response to, or in anticipation of, any offer or take-over bid. The TSX has approved the Rights Plan subject to shareholder approval being obtained at the Meeting.

        Under the listing policies of the TSX, shareholder rights plans must be ratified by shareholders of a listed company within six months of their adoption. The ordinary resolution, the text of which is reproduced at Section 11.6 below, requires the approval of a majority of the votes cast in respect thereof by Independent Shareholders (as defined in the Rights Plan). "Independent Shareholders" is generally defined to mean all holders of Common Shares of the Corporation other than any Acquiring Person (as defined below) or Offeror (as defined in the Rights Plan), their respective affiliates, associates, and persons acting jointly or in concert with any Acquiring Person or Offeror, as well as certain employee benefit plans. To the knowledge of Management, as of the date hereof, all of the Corporation's shareholders qualify as Independent Shareholders. If the resolution is not approved by shareholders at the Meeting, the Rights Plan and the rights issued thereunder will terminate at the close of the Meeting.

11.1   Recommendation of the Board and Management

        The Corporation's Board and Management unanimously recommend that shareholders vote in favour of the approval, ratification and confirmation of the Rights Plan.

        Unless instructed otherwise, the persons whose names appear on the enclosed form of proxy will vote in favour of the resolution to approve, ratify and confirm the Rights Plan.

11.2   Objectives and Background of the Rights Plan

        The fundamental objectives of the Rights Plan are to provide adequate time for the Corporation's Board and shareholders to assess an unsolicited take-over bid for the Corporation, to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

        The Rights Plan encourages a potential acquiror who makes a take-over bid to proceed either by way of a "Permitted Bid", as described below, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Corporation's Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of Common Shares, other than the acquiror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

        In adopting the Rights Plan, the Board has considered the existing legislative framework governing take-over bids in Canada. The Board believes that such legislation currently does not provide sufficient time to permit shareholders to consider the take-over bid and make a reasoned and unhurried decision with respect to the take-over bid or give the Board sufficient time to develop alternatives for maximizing shareholder value. Shareholders may also feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all of the Common Shares of the Corporation then issued and outstanding, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of shares at a premium to market price, which premium is not shared with the other shareholders.

        It is neither the intention of the Board in recommending the confirmation and ratification of the Rights Plan to secure the continuance of the directors or Management of the Corporation nor to preclude a bid for control of the Corporation. The Rights Plan provides various mechanisms whereby shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Board would still have a duty to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such duty, the Board must act honestly and in good faith with a view to the best interests of the Corporation.

        A number of decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a Board faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only insofar as the board of directors is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value-maximizing alternative will be developed. The Corporation's Rights Plan does not preclude any shareholder from using the proxy mechanism of the CBCA, the Corporation's governing corporate statute, to promote a change in the management or direction of the Corporation, and it will have no effect on the rights of holders of the Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

        In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans in force at such time. The Board believes that this demonstrates that the existence of a shareholder rights plan does not itself prevent the making of an unsolicited bid. Furthermore, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that our Rights Plan would serve to bring about a similar result.

        The Rights Plan is not expected to interfere with the day-to-day operations of the Corporation. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the rights separate from the Common Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of rights not exercising their rights after a Flip-in Event may suffer substantial dilution.

11.3   Summary of the Rights Plan

        The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms thereof. Capitalized terms not otherwise defined in this summary shall have the meaning ascribed to such terms in the Shareholder Rights Plan Agreement. A copy of the Shareholder Rights Plan Agreement has been posted on SEDAR at www.sedar.com under the Corporation's SEDAR profile and it may also be viewed on the Edgar website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

11.3.1  Operation of the Rights Plan

        Pursuant to the terms of the Rights Plan, one right will have been issued in respect of each Common Share outstanding as at 5:01 p.m. on March 29, 2010 (the "Record Time"). In addition, one right will be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain anti-dilution adjustments (the "Exercise Price"), and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event, each right will entitle the holder thereof, other than an Acquiring Person or any other person whose rights are or become void pursuant to the provisions of the Rights Plan, to purchase from the Corporation, effective at the close of business on the eighth trading day after the Stock Acquisition Date, upon payment to the Corporation of the Exercise Price, Common Shares having an aggregate Market Price equal to twice the Exercise Price on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.

11.3.2  Definition of Market Price

        Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the volume weighted average trading price of the Common Shares for the five consecutive trading days (i.e. days on which the TSX is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions.

11.3.3  Trading of Rights

        Until the Separation Time (or the earlier termination or expiration of the rights), the rights trade together with the Common Shares and are represented by the same share certificates as the Common Shares or an entry in the Corporation's securities register in respect of any outstanding Common Shares. From and after the Separation Time and prior to the Expiration Time, the rights are evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.

11.3.4  Separation Time

        The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the "Separation Time") of the close of business on the eighth business day after the earliest to occur of:

  1.
  the first date (the "Stock Acquisition Date") of a public announcement of facts indicating that a person has become an Acquiring Person; and

  2.
  the date of the commencement of, or first public announcement of the intention of any person (other than the Corporation or any of its subsidiaries) to commence a take-over bid or a share exchange bid for more than 20% of the outstanding Common Shares of the Corporation other than a Permitted Bid or a Competing Permitted Bid (as defined below), so long as such take-over bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid), as the case may be.

        The Separation Time can also be such later time as may from time to time be determined by the Board, provided that if any such take-over bid expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, it shall be deemed never to have been made and if the Board determines to waive the application of the Rights Plan to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

        From and after the Separation Time and prior to the Expiration Time, each right entitles the holder thereof to purchase one Common Share upon payment to the Corporation of the Exercise Price.

11.3.5  Flip-in Event

        The acquisition by a person (an "Acquiring Person"), including others acting jointly or in concert with such person, of more than 20% of the outstanding Common Shares, other than by way of a Permitted Bid, a Competing

Permitted Bid or in certain other limited circumstances described in the Rights Plan, is referred to as a "Flip-in Event".

        In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived occurs (see "Waiver and Redemption" below), each right (other than those held by or deemed to be held by the Acquiring Person) will thereafter entitle the holder thereof, effective as of the close of business on the eighth trading day after the Stock Acquisition Date, to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such right in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of the Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price (subject to certain anti-dilution adjustments described in the Rights Plan).

        A bidder may enter into Lock-up Agreements with the Corporation's shareholders ("Locked-up Persons") who are not affiliates or associates of the bidder and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the bidder, whereby such shareholders agree to tender their Common Shares to the take-over bid (the "Lock-up Bid") without the bidder being deemed to beneficially own the Common Shares deposited pursuant to the Lock-up Bid. Any such agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over bid or to support another transaction that will either provide greater consideration to the shareholder than the Lock-up Bid or provide for a right to sell a greater number of shares than the Lock-up Bid contemplates (provided that the Lock-up Agreement may require that such greater number exceed the number of shares under the Locked-up Bid by a specified percentage not to exceed 7%).

        The Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Lock-up Bid by a specified amount. The specified amount may not be greater than 7%. For greater certainty, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price in another transaction as long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw the Common Shares during the period of the other take-over bid or transaction.

        The Rights Plan requires that any Lock-up Agreement be made available to the Corporation and the public. The definition of Lock-up Agreement also provides that under a Lock-up Agreement, no "break up" fees, "topping" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2 1/2% of the price or value of the aggregate consideration payable under the Lock-up Bid, and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.

11.3.6  Permitted Bid Requirements

        The requirements of a Permitted Bid include the following:

  1.
  the take-over bid must be made by means of a take-over bid circular;

  2.
  the take-over bid must be made to all holders of Common Shares wherever resident, on identical terms and conditions, other than the bidder;

  3.
  the take-over bid must not permit Common Shares tendered pursuant to the bid to be taken up or paid for

  (a)
  prior to the close of business on a date which is not less than 60 days following the date of the bid, and

  (b)
  then only if at such date more than 50% of the then outstanding Common Shares held by shareholders other than any other Acquiring Person, the bidder, the bidder's affiliates or associates, persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit-sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or any of its subsidiaries, unless the beneficiaries of such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid (the "Independent Shareholders"), have been deposited or tendered to the take-over bid and not withdrawn;

  4.
  the take-over bid must allow Common Shares to be deposited, unless the take-over bid is withdrawn, at any time up to the close of business on the date that the Common Shares are to be first taken up and paid for;

  5.
  the take-over bid must allow Common Shares to be withdrawn until taken up and paid for; and

  6.
  if more than 50% of the then outstanding Common Shares held by Independent Shareholders are deposited or tendered to the take-over bid within the 60-day period and not withdrawn, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than ten days from the date of such public announcement.

        A Permitted Bid need not be a bid for all outstanding Common Shares not held by the bidder, i.e., a Permitted Bid may be a partial bid. The Rights Plan also allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement set out in clause 3(a) above and must not permit Common Shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on a date which is earlier than 35 days (or such longer minimum period of days that the bid must be open for acceptance after the date of the bid under applicable Canadian provincial securities legislation) and the 60th day after the earliest date on which any other Permitted Bid or Competing Permitted Bid that is then in existence was made.

11.3.7  Waiver and Redemption

        The Board may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares of the Corporation. In such an event, such waiver shall also be deemed to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares prior to the expiry of the first mentioned take-over bid.

        The Board may, with the approval of a majority of Independent Shareholders (or, after the Separation Time has occurred, holders of rights, other than rights which are void pursuant to the provisions of the Rights Plan or which, prior to the Separation Time, are held otherwise than by Independent Shareholders), at any time prior to the occurrence of a Flip-in Event which has not been waived, elect to redeem all, but not less than all, of the then outstanding rights at a price of $0.00001 each, appropriately adjusted as provided in the Rights Plan (the "Redemption Price").

        Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding rights at the Redemption Price without the consent of the holders of the Common Shares or the rights and reissue rights under the Rights Plan to holders of record of Common Shares immediately following such redemption. Upon the rights being so redeemed and reissued, all the provisions of the Rights Plan will continue to apply as if the Separation Time had not occurred, and the Separation Time will be deemed not to have occurred and the Corporation shall be deemed to have issued replacement rights to the holders of its then outstanding Common Shares.

11.3.8  Amendment to the Rights Plan

        The Rights Plan may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder, without the approval of the holders of the Common Shares or rights. Prior to the Separation Time, the Corporation may, with the prior consent of the holders of Common Shares, amend, vary or delete any of the provisions of the Rights Plan in order to effect any changes which the Board, acting in good faith, considers necessary or desirable. The Corporation may, with the prior consent of the holders of rights, at any time after the Separation Time and before the Expiration Time, amend, vary or delete any of the provisions of the Rights Plan.

11.3.9  Protection Against Dilution

        The Exercise Price, the number and nature of securities which may be purchased upon the exercise of rights and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common

Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of rights.

11.3.10  Fiduciary Duty of Board

        The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. The Board will continue to have the duty and power to take such actions and make such recommendations to the Corporation's shareholders as are considered appropriate.

11.3.11  Exemptions for Investment Advisors

        Fund managers, investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

11.4   Certain Canadian Federal Income Tax Considerations of the Rights Plan

        Under the Tax Act, the issuance of rights to a recipient could be considered a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or is subject to withholding tax in the case of a recipient who is not resident in Canada. In any event, no amount in respect of the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. The Corporation considers that the rights will have negligible value when issued, there being only a remote possibility that the rights will ever be exercised. The rights will be considered to have been acquired at no cost. A holder of rights could be required to include an amount in computing income or be subject to withholding tax under the ITA if the rights become exercisable, are exercised or are otherwise disposed of.

        This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Common Shares. Such holders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.

Eligibility for Investment

        Provided that (i) each person who is an annuitant, a beneficiary, an employer or a subscriber under a particular plan deals at arm's length with the Corporation, and (ii) the Corporation remains a "public corporation" for purposes of the ITA at all material times, the rights will, based on the law applicable on the date hereof, be qualified investments under the ITA for registered retirement savings plans, registered education savings plans, registered retirement income funds, deferred profit-sharing plans, registered disability savings plans and tax-free savings accounts, all as defined in the ITA. The issuance of rights will not affect the status of the Common Shares of the Corporation under the ITA for such purposes, nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies and pension plans.

        Notwithstanding the foregoing, if the rights are "prohibited investments" for purposes of the ITA, a holder will be subject to a penalty tax on rights held in a tax-free savings account as set out in the ITA. Rights will not be prohibited investments for a trust governed by a tax-free savings account held by a particular holder provided that the holder deals at arm's length with the Corporation for purposes of the ITA, and does not have a "significant interest" (as defined in the ITA) in either the Corporation or a person or partnership that does not deal at arm's length with the Corporation for purposes of the ITA.

11.5   Term

        The Rights Plan will expire (the "Expiration Time") on the earlier of the first annual meeting of shareholders of the Corporation following March 29, 2016, being the sixth anniversary of the Rights Plan Effective Date (subject to the approval of the resolution by the shareholders at the Meeting and reconfirmation at the first annual meeting of shareholders of the Corporation following March 29, 2013 (being the third anniversary of the Rights Plan Effective Date)) and the time at which the right to exercise rights shall terminate pursuant to the provisions of the Rights Plan pertaining to the redemption of rights and the waiver of the application of the Rights Plan, after which time it will automatically terminate.

11.6   Ordinary Resolution

        The complete text of the ordinary resolution which the Corporation intends to place before the shareholders at the Meeting to approve, ratify and confirm the Rights Plan is as follows:

        "BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

  1.
  the Shareholder Rights Plan evidenced by the Shareholder Rights Plan Agreement entered into between the Corporation and Computershare Trust Company of Canada, as Rights Agent, dated March 29, 2010 and substantially as described in the Management Information Circular of the Corporation dated March 23, 2010, be, and it is hereby, ratified, approved and confirmed;

  2.
  any officer or director of the Corporation be, and each of them is hereby, authorized and directed, for and on behalf and in the name of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all applicable securities laws and regulations;

  3.
  the Board of the Corporation be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution; and

  4.
  any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

SECTION 12 — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        In 2005, the Canadian Securities Administrators (the "CSA") adopted National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "CSA Disclosure Instrument") and National Policy 58-201 — Corporate Governance Guidelines (the "CSA Governance Policy"). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make certain specified disclosure regarding their governance practices. The Board considers good corporate governance to be important to the effective operations of the Corporation. The Governance Committee makes recommendations regarding the compliance of the Corporation's practices with the CSA Governance Policy and oversees disclosure obligations related thereto. The Governance Committee proposes changes to the Corporation's corporate governance practices and, where applicable, amends such governance practices from time to time.

        Pursuant to the requirements of the CSA Disclosure Instrument, the Corporation sets out in Schedule A to this Circular the disclosure required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 of the CSA Disclosure Instrument) and provides a response to each item, which together describe how the Corporation has integrated these "best practices" of corporate governance.

SECTION 13 — INDEBTEDNESS OF DIRECTORS AND OFFICERS

        Neither at any time during the financial year ended December 31, 2009 nor as at March 22, 2010 were any of the directors or officers indebted to the Corporation in respect of the purchase of securities of the Corporation or otherwise. The Board has adopted a resolution formally prohibiting (i) the making of any new loans to its directors and officers, and (ii) modifying the material terms of any such then existing loans.

SECTION 14 — INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        The Corporation is not aware that any of its "informed persons" has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

SECTION 15 — INSURANCE OF DIRECTORS AND OFFICERS

        The Corporation purchases liability insurance for the benefit of its directors and officers, which protects them against certain liabilities incurred by them while acting in such capacity. In 2009, this insurance provided a maximum coverage of $26,280,000 per event and policy year. For the financial year ended December 31, 2009, the premium paid by the Corporation was $480,132. When the Corporation is authorized or required to indemnify insured persons, a deductible of $219,000 applies, except for securities-based claims, for which the deductible is $438,000. It is anticipated that the premium to be paid in respect of such insurance for the financial year ending December 31, 2010 will be approximately $490,000.

SECTION 16 — SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

        Shareholder proposals must be submitted no later than December 22, 2010 in order that the Corporation may include them in its management information circular that will be prepared and mailed in connection with the Corporation's annual meeting of shareholders in 2011.

SECTION 17 — ADDITIONAL INFORMATION

        The Corporation will provide the following documents to any person or company upon request to the Corporate Secretary of the Corporation, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5:

  (i)
  one copy of the audited annual financial statements of the Corporation for its most recently completed financial year together with the report of the auditors thereon and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and

  (ii)
  one copy of this Circular.

        In addition, the Corporation's annual report on Form 20-F (filed in Canada in lieu of an annual information form) will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such annual report. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge. Copies of the Corporation's public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following Web sites: www.aezsinc.com, www.sedar.com and www.sec.gov. Financial information related to the Corporation is provided in its audited consolidated financial statements and Management's Discussion and Analysis thereon for the financial year ended December 31, 2009.

SECTION 18 — MAIL SERVICE INTERRUPTION

        If there is a mail interruption prior to a shareholder mailing a completed proxy to Computershare, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta 4820-52 Street S.E. Calgary, Alberta T2B 3R2	Nova Scotia 1969 Upper Water Street Suite 2008, Purdy's Wharf, Tower II Halifax, Nova Scotia B3J 3R7	Quebec 7th Floor 1500 University Street Montréal, Quebec H3A 3S8

Ontario 11th Floor 100 University Avenue Toronto, Ontario M5J 2Y1	British Columbia 2nd Floor 830, 510 Burrard Street Vancouver, British Columbia V6C 3B9	Manitoba 201 Portage Avenue Winnipeg, Manitoba R3B 3K6

SECTION 19 — DIRECTORS' APPROVAL

        The contents and the sending of this Circular were approved by the Board of Directors of the Corporation.

        Dated at Montreal, Quebec, Canada, March 23, 2010.

Elliot Shapiro
Corporate Secretary

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)

1.     BOARD OF DIRECTORS

  A.    Disclose the identity of directors who are independent.

          Mr. Aubut, Ms. Byorum, Mr. Dorais, Mr. Ernst, Mr. Lapalme, Mr. Laurin, Mr. Limoges, Mr. MacDonald and Mr. Martin are independent.

  B.    Disclose the identity of directors who are not independent and describe the basis for that determination.

          Dr. Engel, the President and Chief Executive Officer of the Corporation, is not independent as he is an executive officer of the Corporation.

  C.    Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.

          The Board is currently composed of a majority of independent directors, being nine (9) out of ten (10) directors. Management is proposing seven (7) candidates for election as directors at the Meeting, of which six (6) are independent.

  D.    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer

Aubut, Marcel	Boralex Power Income Fund Boralex Inc.

Byorum, Martha	Northwest Natural Gas Company M&F Worldwide Corp.

Engel, Juergen	Isotechnika Pharma Inc.

Ernst, Juergen	Pharming Group N.V. Solvay Pharmaceuticals B.V.

Lapalme, Pierre	BioMarin Pharmaceutical Inc.

Laurin, Pierre	Atrium Innovations Inc.
Quebecor Inc.

Limoges, Gérard	Atrium Innovations Inc. Hartco Inc. Hart Stores Inc. Noranda Income Fund

  E.    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If yes, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

          At each Board meeting, there is a portion at which non-independent directors and members of management are not in attendance. In 2009, three meetings were held at which non-independent directors and members of management were not in attendance.

  F.     Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities. If not, describe what the Board does to provide leadership for its independent directors.

          Mr. Juergen Ernst, Executive Chairman of the Board, is considered an independent director. Mr. Pierre MacDonald, who is also an independent director, serves as Vice Chairman of the Board.

  G.    Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

Board members	Board meetings	Committee meetings

Aubut, Marcel	10/11	N/A

Byorum, Martha	10/11	4/4

Dorais, José P.	11/11	3/3

Engel, Juergen	11/11	N/A

Ernst, Juergen	11/11	3/3

Lapalme, Pierre(1)	1/1	N/A

Laurin, Pierre	11/11	3/3

Limoges, Gérard	11/11	4/4

MacDonald, Pierre	10/11	6/7

Martin, Gerald J.	11/11	N/A

(1)
Mr. Lapalme was appointed director on December 8, 2009.

2.     BOARD MANDATE

  Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

          The Board of Directors has adopted and approved a written mandate that was revised on March 4, 2008, a copy of which is attached as Schedule B to this Circular.

3.     POSITION DESCRIPTIONS

  A.    Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If not, briefly describe how the Board delineates the role and responsibilities of each such position.

          The Board has adopted and approved a written description for the chair of the Board and the chair of each Board committee. The mandate of the Chairman of the Board states that he/she is responsible for the administration, development and efficient operation of the Board. This mandate was further modified in 2008 in order to reflect the appointment of the Chairman to the position of Executive Chairman of the Board. The Executive Chairman assists the President and CEO in overseeing the operational aspects involved in managing the Corporation. In addition, the Executive Chairman ensures that the Board adequately discharges its mandate and that the Board's responsibilities and lines of delineation between the Board and management are well understood by the directors. The mandates of each committee chair provide that each chair's responsibility is to manage efficiently his or her respective committee. The committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

  B.    Disclose whether or not the Board and CEO have developed a written position description for the CEO. If not, briefly describe how the Board delineates the role and responsibilities of the CEO.

          The Board and the CEO have developed a written position description for the CEO. The Board expects the CEO and the Corporation's senior management team to be responsible for the management of the Corporation's strategic and operational agenda and for the execution of the decisions of the Board.

4.     ORIENTATION AND CONTINUING EDUCATION

  A.    Briefly describe what measures the Board takes to orient new directors regarding:

    (i)
    the role of the Board, its committees and its directors, and

    (ii)
    the nature and operation of the issuer's business.

          The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Executive Chairman of the Board and the CEO meet new directors in order to give them information on the Corporation's operations. Each new director receives an information booklet that includes the mandate of the Board and all corporate documents related to operations, product pipeline and financial condition.

  B.    Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

          Continuous information is provided to all directors in respect of their role and responsibilities. Moreover, all revised corporate documents are systematically sent to directors (product pipeline, fact sheet, corporate presentation, etc.). At every meeting of the Board, directors have an opportunity to hear presentations by executive officers on various topics regarding the Corporation's operations.

5.     ETHICAL BUSINESS CONDUCT

  A.    Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

    (i)
    Disclose how a person or company may obtain a copy of the code.

          The Corporation has adopted and updated at various points a Code of Ethical Conduct (the "Code"). The Code is attached as Schedule E to this Circular and is also accessible on the Corporation's Web site at www.aezsinc.com and at www.sedar.com.

    (ii)
    Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.

          A copy of the Code was sent to each director, officer and employee when it was initially adopted and such persons also receive copies of the Code as and when it is updated. In addition, each new director, officer or employee also receives a copy of the Code when hired. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code as well as financial and/or accounting irregularities or fraud.

    (iii)
    Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

          No material change report has been filed by the Corporation since January 1, 2009 regarding departures from the Code by directors or executive officers.

  B.    Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

          There is no director or executive officer of the Corporation who has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements. In the case of a material transaction whereby a director or executive officer would have an interest, the Audit Committee or a special committee of independent directors would analyze the situation and, if necessary, an external consultant would be appointed to make a recommendation on the appropriateness of entering into the transaction involving the director or executive officer.

  C.    Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

          On the Web site of the Corporation, under the section "Investor Relations/Governance", the Corporation indicates its commitment to preserving its reputation for integrity and excellence, and conducting the business and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. The Board has delegated to the Audit Committee the responsibility to ensure compliance with the Corporation's culture of ethical business conduct. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the Web site of the Corporation. In addition, in conformity with our policy, the Chair of the Audit Committee reports on a quarterly basis any report or complaints made under the anonymous hotline.

6.     NOMINATION OF DIRECTORS

  A.    Describe the process by which the Board identifies new candidates for Board nomination.

          The selection of new candidates is made by the Corporate Governance, Nominating and Human Resources Committee. This committee establishes the criteria in respect of the complementarity and expertise that each candidate for election to the Board would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

  B.    Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If not, describe what steps the Board takes to encourage an objective nomination process.

          The Corporate Governance, Nominating and Human Resources Committee is composed entirely of independent directors.

  C.    If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

          The Corporate Governance, Nominating and Human Resources Committee serves as the Corporation's nominating committee. The responsibilities, powers and operation of this committee are set forth in its mandate, which is attached as Schedule D to this Circular.

7.     COMPENSATION

  A.    Describe the process by which the Board determines the compensation for the directors and officers.

          The compensation of directors and officers is recommended by the Corporate Governance, Nominating and Human Resources Committee to the Board for approval. Compensation is reviewed annually by means of studies and, with respect to a reference market composed of comparable businesses.

  B.    Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If not, describe what steps the Board takes to ensure an objective process for determining such compensation.

          The Corporate Governance, Nominating and Human Resources Committee serves as the Board's compensation committee. Each member of the Corporate Governance, Nominating and Human Resources Committee is an independent director.

  C.    If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

          The Corporate Governance, Nominating and Human Resources Committee serves as the Board's compensation committee. The responsibilities, powers and operation of the Corporate Governance, Nominating and Human Resources Committee are set forth in its mandate, which is attached as Schedule D to this Circular.

  D.    If a compensation consultant or advisor has, at any time since the beginning of the most recently completed financial year, been retained to assist in determining compensation for any of the Corporation's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

          No external compensation consultant or advisor was retained for the financial year ended December 31, 2009.

8.     OTHER BOARD COMMITTEES

        If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

        The Audit Committee and the Corporate Governance, Nominating and Human Resources Committee are the sole standing committees of the Board.

9.     ASSESSMENTS

        Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If not, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

        The Corporate Governance, Nominating and Human Resources Committee is responsible for assessing the Board as a whole and each individual director including the Chairman of the Board. The Executive Chairman of the Board, who is also a member of the Corporate Governance, Nominating and Human Resources Committee, meets with every Board member on an individual basis. Reports of the findings and recommendations, if any, are then presented to the Board and time is set aside at that meeting for a full and comprehensive discussion regarding the effectiveness of the Board and the committees and any agreed upon improvements are implemented.

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

1.     STEWARDSHIP RESPONSIBILITY

        The Board of Directors (the "Board") of Æterna Zentaris Inc. (the "Corporation") assumes stewardship of the Corporation's overall administration and supervises the management of the Corporation's operations with the objective of increasing shareholder value.

        Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management's performance.

        In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interests of the Corporation.

        Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in Board decisions. From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities and, unless the mandate of a committee of the Board specifically confers upon such committee decision-making authority with respect to a particular matter, the Board retains ultimate decision-making authority with respect to all matters, as authorized to exercise pursuant to the law, relating to the administration and affairs of the Corporation.

2.     COMPOSITION OF THE BOARD AND OPERATION

        The Corporation's Articles provide that the Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate of each director terminates at the end of the annual shareholders' meeting following that at which he or she was elected.

        The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who is independent of management and has no material relationship with, or receives no financial benefit from, the Corporation, other than directors' fees and share ownership. As a general rule, the interests of an independent director should be aligned with those of shareholders.

        The composition of the Board should provide a mix of skills, business expertise and experience in the Corporation's areas of activities.

        The Board must nominate its Chairman from among the directors of the Corporation. In addition, if the Chairman is a director who also is a member of senior management of, or is otherwise related to, the Corporation, the Board could also nominate a lead director, if appropriate, from among the independent directors to take on appropriate duties. From time to time, following meetings of the Board, the directors shall hold meetings at which senior management is not present in order to ensure a free and open discussion between directors.

        The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, a special meeting of the Board is held, at least once a year, to review the Corporation's strategic plan.

        The Chairman of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

        The Corporate Governance, Nominating and Human Resources Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3.     RESPONSIBILITIES

        The Board has the following specific responsibilities:

  (a)   Strategic Planning

    (i)
    Approving the Corporation's long-term strategy, taking into account, among other things, business opportunities and risks of the business.

    (ii)
    Approving and monitoring the implementation of the Corporation's annual business plan.

    (iii)
    Advising management on strategic issues.

  (b)   Human Resources and Performance Assessment

    (i)
    Choosing the Chief Executive Officer (the "CEO") and approving the appointment of officers of the company.

    (ii)
    Monitoring and assessing the performance of the CEO and other members of the Executive Committee and approving their compensation, taking into consideration Board expectations and fixed goals and objectives.

    (iii)
    Assuring the existence and appropriately monitoring a management and Board succession planning process.

    (iv)
    Monitoring the size and composition of the Board and its committees based on the competencies, skills, and personal qualities sought in Board members as well as relevant securities regulations and guidelines.

    (v)
    Approving the list of Board nominees to be submitted for election by shareholders.

    (vi)
    Approving stock option and stock grant awards exceeding the limits delegated to the CEO.

    (vii)
    Reviewing and considering management requests regarding the hiring of consultants associated with the committee's responsibilities.

  (c)   Financial Matters and Internal Control

    (i)
    Monitoring the integrity and quality of the Corporation's financial statements and the appropriateness of their disclosure.

    (ii)
    Reviewing the general content and the Audit Committee's report on the financial aspects of the Corporation's Annual Information Form, Annual Report, Management Proxy Circular, Management's Discussion and Analysis, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities.

    (iii)
    Level of authority structure.

    (iv)
    Approving annual operating and capital budgets, the issuance of securities and, subject to the schedule of authority adopted by the Board, any transaction outside the ordinary course of business, including proposals on mergers, acquisitions or other major transactions, such as investments, divestitures, stock consolidations, reclassifications or recapitalizations exceeding an aggregate value.

    (v)
    Selecting, engaging and managing the external financial auditors of the company.

    (vi)
    Determining dividend policies and procedures.

    (vii)
    Taking all reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

    (viii)
    Monitoring the quality and integrity of the Corporation's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

    (a)
    the integrity and quality of the Corporation's financial statements and other financial information and the appropriateness and adequacy of their disclosure;

    (b)
    the review of the Audit Committee on external auditors' independence and qualifications;

    (c)
    the performance of the Corporation's internal audit function, if any, and of the Corporation's external auditors; and

    (d)
    the Corporation's compliance with applicable legal and regulatory requirements (including those related to environment, safety and security).

    (ix)
    Monitoring the Corporation's compliance with applicable legal and regulatory requirements.

    (x)
    Reviewing at least annually the Corporation's communications policy and monitoring the Corporation's communications with analysts, investors and the public

  (d)   Corporate Governance Matters

    (i)
    Taking all reasonable measures to satisfy itself as to the integrity of management and ensuring that management creates a culture of integrity throughout the Corporation.

    (ii)
    Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

    (iii)
    Adopting and reviewing, on a regular basis, the Corporation's Code of Ethical Conduct applicable to the Corporation's directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

    (iv)
    Taking all reasonable measures to ensure the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

    (v)
    Adopting orientation and continuing education programs for directors.

  (e)   Pension-Related Matters

    (i)
    Monitoring the governance structure, funding, and investment policies for the Corporation's pension plan(s).

Adopted and approved by the Board of Directors on February 28, 2006 and amended by the Board of Directors on March 4, 2008.

SCHEDULE C

AUDIT COMMITTEE CHARTER

1.     MISSION STATEMENT

        The Audit Committee (the "Committee") will assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal control, the audit process, and the company's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the company's business, operations, and risks.

        The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the company's financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.     POWERS

        The Board authorizes the Audit Committee, within the scope of its responsibilities, to:

  •
  Perform activities within the scope of its charter.

  •
  Engage independent counsel and other advisers as it deems necessary to carry out its duties.

  •
  Set and pay the compensation for any advisors it employs.

  •
  Ensure the attendance of company officers at meetings as appropriate.

  •
  Have unrestricted access to members of management, employees and relevant information.

  •
  Communicate directly with the internal and external auditors.

3.     COMPOSITION

  •
  The Audit Committee shall be formed of a minimum of three members, each of which shall be a director not holding a management function.

  •
  Each member shall provide a useful contribution to the Committee.

  •
  All members shall be independent of management.

  •
  All members must be financially literate.

  •
  The chairperson of the Audit Committee shall be appointed by the Board from time to time.

  •
  The term of the mandate of each member shall be generally one year.

  •
  The quorum requirement for any meeting shall be a majority of the members.

  •
  The secretary of the Audit Committee shall be the secretary of the company or any other individual appointed by the Board.

4.     MEETINGS

  •
  If deemed necessary, the Audit Committee may invite other individuals.

  •
  External auditors shall be invited, if needed, to make presentations to the Audit Committee.

  •
  The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

  •
  The Audit Committee will meet with the external auditors at least once a year without management presence.

  •
  The minutes of each meeting shall be recorded.

5.     ROLE AND RESPONSIBILITIES

  A.    Financial Information

    (i)
    Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

    (ii)
    Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

    (iii)
    Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, prior to filing or disclosure. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

    (iv)
    Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management's Discussion and Analysis of financial condition, all sections of the Annual Report and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members' knowledge about the company and its operations.

    (v)
    Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification on the company's controls and procedures disclosure of information and the attestation by management of the financial reports.

    (vi)
    Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

    (vii)
    Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

    (viii)
    Meet with management and the external auditors to review the financial statements and the results of the audit.

    (ix)
    Consider management's handling of proposed audit adjustments identified by the external auditors.

    (x)
    Ensure that the external auditors communicate certain required matters to the Committee.

    (xi)
    Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

    (xii)
    Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

    (xiii)
    To gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

    –
    Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

    –
    Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the company's operations and financing practices;

    –
    Generally accepted accounting principles have been consistently applied;

    –
    There are any actual or proposed changes in accounting or financial reporting practices;

    –
    There are any significant or unusual events or transactions;

    –
    The company's financial and operating controls are functioning effectively;

    –
    The company has complied with the terms and conditions of loan agreements or security indentures; and

      –
      The interim financial statements contain adequate and appropriate disclosures.

    (xiv)
    Ensure that the external auditors communicate certain required matters to the Committee.

  B.    External Audit

    (i)
    Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

    (ii)
    Consider the independence of the external auditor and any potential conflicts of interest.

    (iii)
    Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.

    (iv)
    Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

    (v)
    Make sure to receive periodic reports from the external auditors.

    (vi)
    Review the external auditors' scope and plan of the annual audit, as well as the approach for the current year in light of the company's present circumstances and changes in regulatory and other requirements.

    (vii)
    Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.

    (viii)
    Discuss with the external auditor the appropriateness of the accounting policies applied in the company's financial reports and whether they are considered as aggressive, balanced or conservative.

    (ix)
    Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

    (x)
    Review and approve the company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company.

  C.    Internal Control

    (i)
    Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.

    (ii)
    Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

    (iii)
    Satisfy itself as to the adequacy of company's review procedures regarding disclosure of other financial information.

    (iv)
    Gain an understanding of the current areas of financial risk and how these are being handled by the management.

    (v)
    Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

    (vi)
    Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

    (vii)
    Ensure that the external auditors keep the Audit Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

    (viii)
    Establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

  D.    Corporate governance

    (i)
    Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

    (ii)
    Periodically obtain updates from management, general counsel, and tax director regarding compliance.

    (iii)
    Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

    (iv)
    Review the findings of any examinations by regulatory agencies.

    (v)
    Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

    (vi)
    Review periodically the content of the Code of Ethical Conduct and make sure employees are informed of amendments.

    (vii)
    Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

    (viii)
    Review the program for monitoring compliance with the Code of Ethical Conduct.

    (ix)
    Periodically obtain updates from management and general counsel regarding compliance.

  E.    Other Responsibilities

    (i)
    Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

    (ii)
    Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

    (iii)
    Review, with the company's counsel, any legal matters that could have a significant impact on the company's financial statements.

    (iv)
    Review the policies and procedures in effect for considering officers' expenses and perquisites.

    (v)
    If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

    (vi)
    Perform other oversight functions as requested by the full Board.

    (vii)
    Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

    (viii)
    Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

    (ix)
    Prepare any reports required by law or listing rules or requested by the Board, for example a report on the Audit Committee's activities and duties to be included in the section on corporate governance in the Annual Report.

    (x)
    Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.

    (xi)
    Review and update the Committee charter annually.

    (xii)
    Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

Adopted and approved by the Board of Directors on May 5, 2000, and amended by the Board of Directors on each of February 26, 2004, February 28, 2006, March 4, 2008, March 10, 2009 and March 23, 2010.

SCHEDULE D

MANDATE OF THE CORPORATE
GOVERNANCE, NOMINATING AND HUMAN
RESOURCES COMMITTEE

        The Corporate Governance, Nominating and Human Resources Committee (the "Governance Committee") of Æterna Zentaris Inc. (the "Corporation") is a committee of the Board of Directors of the Corporation (the "Board") which assists the Board in developing the Corporation's approach to corporate governance issues, proposing new Board nominees, assessing the effectiveness of the Board and its committees, their respective chairs and individual directors. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.

1.     COMPOSITION OF THE COMMITTEE AND OPERATION

        The Governance Committee is composed of a minimum of three (3) members, a majority of whom qualify as independent directors, as determined by the Board. The chairperson of the Governance Committee shall be appointed by the Board from time to time, and the term of the mandate of each member shall be generally one year. The quorum at any meeting is a majority of its members and meetings are held at least twice a year and as required.

        The Chair of the Governance Committee develops the agenda for each meeting of the Governance Committee in consultation with the Chairman of the Board. The agenda and the appropriate materials are provided to members on a timely basis prior to any meeting. The Chair of the Governance Committee reports regularly to the Board on the business of the Governance Committee.

        The Governance Committee may, in appropriate circumstances, engage external advisors and set and pay their compensation, subject to advising the Chairman of the Board thereof.

        The Governance Committee annually reviews its mandate and reports to the Board on its adequacy. In addition, it annually assesses both its own performance as well as that of its members.

2.     RESPONSIBILITIES

        The Governance Committee has the following responsibilities:

  (a)   Board of Directors

    (i)
    Monitoring the size and composition of the Board to ensure effective decision-making.

    (ii)
    Developing and reviewing the policies and procedures for selecting directors by regularly assessing the qualifications, personal qualities, business background and diversified experience needed by the Board and the Corporation's requirements.

    (iii)
    Identifying candidates qualified to become Board members and recommending nominees for election at the next annual meeting of shareholders.

    (iv)
    Assisting the Board in determining Board committee membership.

    (v)
    Making recommendations to the Board with respect to directors' compensation.

    (vi)
    Reviewing periodically the mandates of the Board and its committees.

    (vii)
    Developing and monitoring appropriate processes for the periodical performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

  (b)   Corporate Governance Matters

    (i)
    Reviewing corporate governance guidelines applicable to the Corporation, recommending to the Board any change(s) that should be made thereto and monitoring the disclosure of the Corporation's corporate governance practices in accordance with applicable rules, regulations and recommended practices.

D-1

    (ii)
    Developing for approval by the Board, monitoring and overseeing the disclosure of appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving feedback from shareholders.

    (iii)
    Developing for approval by the Board, monitoring and overseeing the disclosure of a Code of Ethical Conduct applicable to the Corporation's directors, its Chief Executive Officer (the "CEO"), its financial officers, and its other officers and employees.

    (iv)
    Reviewing the annual statement of corporate governance practices for inclusion in the Corporation's Management Proxy or Information Circular or Annual Information Form, in accordance with applicable rules and regulations.

    (v)
    Developing and reviewing orientation and continuing education programs for directors.

    (vi)
    Reviewing the policies with respect to the use of privileged information and taking all reasonable measures to ensure that such policy, and the calendar for prohibition or "black-out" periods, is provided to each member of the Board and each officer of the Corporation and to ensure the appropriate communication thereof to all employees, officers and directors of the Corporation.

  (c)   Senior Management

    (i)
    Taking all reasonable measures to ensure that appropriate processes are in place regarding succession planning for the position of CEO and other members of senior management.

    (ii)
    Ensuring that the CEO has put into place, and monitoring, succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding executives.

    (iii)
    Assisting the CEO in the recruiting of senior management, the terms and conditions of their appointment, retirement and termination and make a recommendation to the Board.

    (iv)
    Annually reviewing and recommending to the Board the goals and objectives that the CEO is expected to attain, assessing the CEO in light of these goals and objectives and recommending to the Board the CEO's compensation level and package.

    (v)
    Reviewing the evaluation of the performance of the Corporation's senior officers and recommending to the Board their compensation.

    (vi)
    Reviewing the report on executive compensation for inclusion in the Corporation's Management Proxy or Information Circular as well as all other executive compensation disclosure, in order to comply as best as possible with applicable rules and regulations.

  (d)   Other Human Resources Matters

    (i)
    Taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures are in place so that the Corporation can attract, motivate and retain the quality of personnel required to meet its business objectives.

    (ii)
    Maintaining an assessment and compensation philosophy that rewards the creation of shareholder value and reviewing such philosophy at least once a year and as required.

    (iii)
    Making recommendations to the Board with respect to incentive compensation plans, including securitybased compensation plans.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Governance Committee.

        Adopted and approved by the Board of Directors on February 28, 2006 and amended on March 10, 2009 and March 23, 2010.

D-2

SCHEDULE E

CODE OF ETHICAL CONDUCT

        Æterna Zentaris Inc. ("Æterna Zentaris") and all of the directors, officers and employees of Æterna Zentaris and its subsidiaries (collectively with Æterna Zentaris, the "Company") are committed to preserving the reputation of the Company for integrity and excellence and conducting the businesses and activities of the Company honestly and ethically and in compliance with applicable laws, rules and regulations.

        Accordingly, the Board of Directors of Æterna Zentaris has adopted this Code of Ethical Conduct, which applies to all directors, officers and employees of the Company and its subsidiaries, including, but not limited to, Æterna Zentaris' principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code of Ethical Conduct is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002 (and the related regulations adopted by the Securities and Exchange Commission) and the applicable Marketplace Rules of The Nasdaq Stock Market, Inc.

        This Code of Ethical Conduct does not summarize all of the Company's policies. You must also comply with the Company's other policies which are set forth elsewhere. In addition, this Code of Ethical Conduct reflects general principles of conduct and does not anticipate or cover in detail every topic or situation. If you have a question about anything covered in this Code of Ethical Conduct or if you are unsure about whether some action would be consistent with this Code of Ethical Conduct, you agree to ask the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company. Similarly, if you should encounter a situation in which you are unsure what to do, you agree to tell the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company and ask for help.

Policies and Practice

General Conduct — Conflicts of Interest

        You should act ethically, honestly and with integrity. Your duty to act ethically, honestly and with integrity includes avoiding actual or apparent conflicts of interest between your personal, private interests and the interests of the Company, including using your position to receive improper personal benefits. This obligation applies to both business relationships and personal activities. A "conflict of interest" exists whenever your interests (financial or otherwise) interfere or conflict in any way (or even appear to interfere or conflict) with the Company's interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for the Company objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with the Company, regardless of from where those benefits are received.

        You also owe the Company a duty to advance its legitimate interests when the opportunity to do so arises. You are prohibited from (i) taking for yourself personally opportunities that properly belong to the Company or are discovered through the use of the Company's resources, property, information or your position with the Company; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Company. You should conduct your personal affairs so that there can be no unfavorable reflection on the Company, either express or implied.

Protection and Proper Use of Æterna Zentaris' assets

        All employees, officers and directors should protect Æterna Zentaris' assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on Æterna Zentaris' assets. All of Æterna Zentaris' assets should be used only for legitimate business purposes.

Fair Dealing

        Each employee, officer and director shall endeavor to deal fairly with Æterna Zentaris' partners, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Compliance with Laws, Rules and Regulations

        In performing your duties on behalf of the Company, you must comply with all applicable governmental laws, rules and regulations, as well as the rules and regulations of any stock exchanges and quotation systems on which Æterna Zentaris' securities are listed.

Public Disclosure — Confidentiality of Non-Public Information

        As a public company, Æterna Zentaris must provide full, fair, accurate, timely, and understandable disclosure in reports and documents that Æterna Zentaris files with, or submits to, the Securities and Exchange Commission or other regulators and in other public communications by Æterna Zentaris.

        Consequently, the Company's books, business records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal and regulatory requirements, including, if applicable, maintaining the financial and accounting records in accordance with generally accepted accounting principles, and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

        In addition, all employees, officers and directors of the Company are expected to comply with the Company's disclosure controls and procedures to ensure that material information relating to the Company is timely recorded, processed, summarized and reported in accordance with all applicable laws, rules and regulations. You must ensure that all information or data that you report to management is accurate and honest, and you must fully and accurately comply with all audits, requests for special record keeping or retention of documents, documents or other material from or on behalf of the Company's auditors or the Company's management.

        You must also take all reasonable measures to protect the confidentiality of non-public information about the Company and its customers obtained or created in connection with your activities and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

Compliance with this Code of Ethical Conduct

        All employees, officers and directors of the Company, regardless of level or seniority in the Company, have a duty to review, understand and adhere strictly to the guidelines set forth in this Code of Ethical Conduct.

        The Company is committed to holding all employees, officers and directors accountable for adherence to this Code of Ethical Conduct.

Duty to Report Violations of this Code of Ethical Conduct — No Retaliation

        The Company recognizes that employees may be reluctant in reporting certain types of potential issues relating to violations of the Code of Ethical Conduct. It is for that reason, in addition to those enumerated above, that the Company has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud.

        All inquiries will be transmitted to the Chair of the Audit Committee and handled promptly and discreetly. Anonymity and confidentiality will be maintained insofar as is possible. The Company employees will not be penalized, dismissed, demoted or suspended and no retaliatory action will be taken against them for reporting or inquiring in good faith about potential breaches of the Code of Ethical Conduct, or for seeking guidance on how to handle suspected breaches.

        Details, on how to access this reporting service or how to contact the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company, are available on Æterna Zentaris' Web site at www.aezsinc.com under section Investors/Governance.

Disciplinary Actions

        The Company is committed to the appropriate, prompt investigation and follow-up of any violation or suspected violation of this Code of Ethical Conduct. Reports of violations will be investigated.

        As far as legally possible, violations of this Code of Ethical Conduct may result in disciplinary measures, including, depending on the individual circumstances, the level of involvement and knowledge and the severity of the violation, (i) warning and/or reprimand; (ii) demotion; or (iii) termination of employment.

        In addition, violations of this Code of Ethical Conduct may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

Waivers of any Provision of this Code of Ethical Conduct

        Any request for a waiver of any provision of this Code of Ethical Conduct for a director, officer or employee of the Company must be in writing and addressed to the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company. The Board of Directors of Æterna Zentaris must approve any waiver with respect to this Code of Ethical Conduct that involves a director or an executive officer of Æterna Zentaris. Waivers of any provision of this Code of Ethical Conduct for an officer or employee of the Company (other than a person who is a director or executive officer of Æterna Zentaris) may be made by the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company.

        Æterna Zentaris is required to publicly disclose any waivers granted to a director or executive officer of Æterna Zentaris, along with the reasons for such waivers, in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the relevant rules, if any, of any stock exchanges and quotation systems on which Æterna Zentaris' securities are listed.

Amendments to this Code of Ethical Conduct

        The Board of Directors of Æterna Zentaris may update or otherwise amend this Code of Ethical Conduct. When there are material changes, the Company will provide each director, officer and employee of the Company with an updated copy of the Code of Ethical Conduct.

Final Provision

        The Senior Vice President, Administration and Legal Affairs and the Corporate Secretary of the Company agree to keep each other informed of the reception of any information or report in connection with the Code of Ethical Conduct.

        Adopted and approved by the Board of Directors on March 29, 2004 and amended by the Board of Directors on November 3, 2004, December 13, 2005, March 2, 2007 and March 10, 2009.

Æterna Zentaris Inc.    1405 du Parc-Technologique Blvd.
Quebec City, Quebec, Canada    T 418 652-8525    F 418 948-9191
www.aezsinc.com